Marubeni CORPORATION

Interim Financial Results for FY2002

(April 1, 2002～September 30, 2002)

Marubeni Corporation

(TSE Code: 8002)

＊This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.

Interim Financial Results for FY2002
Contents

I. Consolidated Financial Results for 1st Half FY2002

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results. These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.

I. Consolidated Financial Results for 1st Half FY2002

Marubeni Corporation

1. Breakdown of Total Volume of Trading Transactions

Total volume of trading transaction by type:

	Millions of yen					
	Six months ended					
	September 30, 2002		September 30, 2001			*Changes*
	Amount	%	Amount	%	Variance	*in %*
Domestic	¥ 1,354,336	31.4%	¥ 1,674,437	37.0%	¥ - 320,101	- 19.1%
Export	509,042	11.8%	600,975	13.3%	- 91,933	- 15.3%
Import	743,381	17.2%	738,052	16.3%	5,329	0.7%
Offshore	1,705,644	39.6%	1,511,726	33.4%	193,918	12.8%
Total	¥ 4,312,403	100.0%	¥ 4,525,190	100.0%	¥ - 212,787	- 4.7%

Total volume of trading transaction by product:

	Millions of yen					
	Six months ended					
	September 30, 2002		September 30, 2001			*Changes*
	Amount	%	Amount	%	Variance	*in %*
Machinery	¥ 1,251,783	29.0%	¥ 1,022,633	22.6%	¥ 229,150	22.4%
Energy	1,139,271	26.4%	1,156,735	25.6%	- 17,464	- 1.5%
Metals	264,368	6.1%	600,351	13.3%	- 335,983	-56.0%
Chemicals	486,309	11.3%	479,987	10.6%	6,322	1.3%
Forest products and general merchandise	396,313	9.2%	413,475	9.1%	- 17,162	- 4.2%
Agri-marine products	498,591	11.6%	524,724	11.6%	- 26,133	- 5.0%
Textile	206,420	4.8%	255,072	5.6%	- 48,652	- 19.1%
Development and construction	69,348	1.6%	72,213	1.6%	- 2,865	- 4.0%
Total	¥ 4,312,403	100.0%	¥ 4,525,190	100.0%	¥ - 212,787	- 4.7%

Total volume of trading transaction by type:

		Increase	Decrease
Domestic	**[-320.1 billion yen19.1% decrease]**	-	Metals, Machinery
Export	**[-91.9 billion yen 15.3% decrease]**	-	Metals, Machinery
Import	**[5.3 billion yen 0.7% increase]**	Energy	-
Offshore	**[193.9 billion yen 12.8% increase]**	Machinery	-

Total volume of trading transaction by product:

		Increase	Decrease
Machinery	**[229.2 billion yen 22.4% increase]**	Increase in trade of energy and chemical plants towards Africa and Middle-East	-
Energy	**[-17.5 billion yen 1.5% decrease]**	-	Remained roughly constant
Metals	**[-336.0 billion yen56.0% decrease]**	-	Decrease due to transferring iron & steel business to Marubeni-Itochu Steel Inc. Stagnant nonferrous market
Chemicals	**[6.3 billion yen 1.3% increase]**	Remained roughly constant	-
Forest Products & General Merchandise	**[-17.2 billion yen 4.2% decrease]**	-	Decrease in woodchip transactions and decline in domestic transactions of paper-related products
Agri-Marine Products	**[-26.1 billion yen 5.0% decrease]**	-	Decrease in group companies
Textile	**[-48.7 billion yen 19.1% decrease]**	-	Decrease in apparel products and raw materials
Development & Construction	**[-2.9 billion yen 4.0% decrease]**	-	Decline in amount of orders accepted by group companies offering workmanship

(Reference : for the fiscal year ending December)

	Apr.-Sep. 2002	Apr.-Sep. 2001	Changes	Jan.-Jun. 2002	Jan.-Jun. 2001	Changes
Average FOREX Rate	123.14 yen	122.21 yen	0.93 yen depreciated	129.78 yen	120.43 yen	0.93 yen depreciated
	Sep.-02	Mar.-02	Changes	Jun.-02	Mar.-02	Changes
Term-end FOREX Rate	122.60 yen	133.25 yen	10.65 yen appreciated	119.50 yen	131.95 yen	12.45 yen appreciated
	1st Half FY2002	1st Half FY2001	Changes			
Consolidated / Non-Consolidated Ratio	127.8 %	126.7 %	1.1points			

Marubeni Corporation

2. Consolidated Statements of Operations

	Millions of yen			
	Six months ended **September 30**			
	2002	**2001**	**Variance**	**Ratio**
Total volume of trading transactions	**¥ 4,312,403**	¥ 4,525,190	¥ - 212,787	- 4.7 %
Gross trading profit	**¥ 214,555**	¥ 220,413	¥ - 5,858	- 2.7 %
(ratio)	**(4.98%)**	(4.87%)		
Expenses:				
Selling, general and administrative expenses	**- 169,123**	- 199,899	30,776	- 15.4 %
Provision for doubtful accounts	**- 6,128**	- 39,355	33,227	- 84.4 %
Total	**- 175,251**	- 239,254	64,003	- 26.8 %
Operating profit (loss)	**39,304**	- 18,841	58,145	-
Other income (expenses):				
Interest expense, net of interest income	**- 11,389**	- 15,105	3,716	- 24.6 %
Dividends	**3,565**	4,382	- 817	- 18.6 %
Gain (loss) on investment securities	**455**	- 81,820	82,275	-
Gain (loss) on property and equipment	**1,131**	- 41,724	42,855	-
Other – net	**- 6,578**	- 5,705	- 873	-
Total	**- 12,816**	- 139,972	127,156	-
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	**26,488**	- 158,813	185,301	-
Provision for income taxes	**- 15,207**	60,812	- 76,019	-
Income (loss) before equity in earnings (losses) of affiliated companies	**11,281**	- 98,001	109,282	-
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**6,522**	- 8,997	15,519	-
Net income (loss)	**¥ 17,803**	¥ - 106,998	¥ 124,801	-

*These financial statements are based on US GAAP.

1. Gross trading profit by product:

	1st Half FY2002 (Billions of yen)	1st Half FY2001 (Billions of yen)	Variance (Billions of yen)	(Main reasons for increase/decrease)
Machinery	55.9	53.6	2.3	Increase in energy/chemical plant, aerospace and automotive transactions
Energy	17.6	16.3	1.3	Increase in petroleum related transactions
Metals	9.1	25.5	-16.4	Transferring of iron & steel business to Marubeni-Itochu Steel Inc.
Chemicals	43.2	41.4	1.8	Increase in organic chemical, vinyl alkali etc.
Forest Products & General Merchandise	26.6	23.7	2.9	Increase in paper related transactions
Agri-Marine Products	31.5	30.0	1.5	Increase in feed and grain related business
Textile	14.6	16.6	-2.0	Decrease in apparel products and materials
Development & Construction	15.9	13.3	2.6	Increase in domestic real estate projects
Total	214.6	220.4	-5.9	

2. Expenses:

	1st Half FY2002 (Billions of yen)	1st Half FY2001 (Billions of yen)	Variance (Billions of yen)	(Main reasons for increase/decrease)	(Breakdown of SGA expenses-variance from previous year)
Selling, general and administrative expenses	-169.1	-199.9	30.8		
(Personnel expenses)	(- 84.0)	(-97.3)	(13.2)	Effect of transfer of iron & steel buisness and cutting of expenses	Parent +4.7, Subsidiaries +8.6
(Transportation expenses)	(- 6.5)	(- 9.0)	(2.5)	Effect of cutting of expenses	Parent +1.0, Subsidiaries +1.5
(Service commisions)	(- 7.3)	(- 7.9)	(0.6)		Parent +2.0, Subsidiaries -1.4
(Depreciation expenses)	(- 11.0)	(-11.0)	(0.1)		Parent +0.2, Subsidiaries -0.2
Provision for doubtful accounts	-6.1	-39.4	33.2	Effect of implementation of "A" PLAN in the previous year	
Total	-175.3	-239.3	64.0		

3. Financial Expenses:

	1st Half FY2002 (Billions of yen)	1st Half FY2001 (Billions of yen)	Variance (Billions of yen)	(Main reasons for increase/decrease)	(Breakdown of financial expenses)
Interest income	14.3	29.2	- 14.9	Interest rate down and decreased principal	
Interest expense	-25.7	-44.3	18.6	Interest rate down and decreased principal	
(Interest - net)	(- 11.4)	(-15.1)	(3.7)		Parent 2.0 (Listed 1.1, Unlisted 0.9)
Dividends	3.6	4.4	- 0.8		Subsidiaries 1.6 (Qatar Gas 0.7)
Total	-7.8	-10.7	2.9		

4. Gain (loss) on investment securities:

	1st Half FY2002 (Billions of yen)	1st Half FY2001 (Billions of yen)	Variance (Billions of yen)	(Main reasons for increase/decrease)	(Breakdown of gain (loss) on investment securities)
Gain (loss) on sales of investment securities	12.8	9.2	3.6		Gains on sales of listed equity securities 5.7, Gain from GAL equity swap 6.6
Evaluation losses on investment securities	-12.3	-91.0	78.7	Effect of implementation of "A" PLAN in the previous year	Evaluation losses on listed and OTC equity securities -12.2 (Bank stocks -9.4)
Total	0.5	-81.8	82.3		

5. Gain (loss) on property and equipment:

	1st Half FY2002 (Billions of yen)	1st Half FY2001 (Billions of yen)	Variance (Billions of yen)	(Main reasons for increase/decrease)	(Breakdown of gain (loss) on property and equipment)
Gain on sales of property and equipment	1.6	1.6	0.0		Parent 0.7, Subsidiaries 0.9
Loss on sales of property and equipment/ appraisal losses	-0.5	-43.3	42.9	Effect of implementation of "A" PLAN in the previous year	Parent -0.1, Subsidiaries -0.4
Total	1.1	-41.7	42.9		

6. Other-net

	1st Half FY2002 (Billions of yen)	1st Half FY2001 (Billions of yen)	Variance (Billions of yen)	(Main reasons for increase/decrease)
Gain (loss) on foreign exchange	-5.5	0.7	-6.2	Due to appreciated yen
Loss related to affiliated companies	-0.7	-3.2	2.5	
Minority interests	-1.0	-1.0	0.1	
Other	0.6	-2.2	2.8	
Total	-6.6	-5.7	-0.9	

Marubeni Corporation

3. Consolidated Balance Sheets

	Millions of yen		
	September 30 2002	**March 31 2002**	**Variance**
Assets			
Current assets:			
Cash and cash equivalents, and time deposits	**¥ 401,288**	¥ 471,978	**¥ - 70,690**
Investment securities	**40,905**	63,949	**- 23,044**
Notes and accounts receivable - trade:			
Notes receivable	**148,748**	181,566	**- 32,818**
Accounts receivable	**833,606**	919,741	**- 86,135**
Due from affiliated companies	**108,596**	182,708	**- 74,112**
Allowance for doubtful accounts	**- 33,967**	- 34,213	**246**
Inventories	**423,571**	439,278	**- 15,707**
Advance payments to suppliers	**68,817**	67,074	**1,743**
Deferred income taxes	**44,910**	33,207	**11,703**
Prepaid expenses and other current assets	**164,032**	162,271	**1,761**
Total current assets	**2,200,506**	2,487,559	**- 287,053**
Investments and long-term receivables:			
Affiliated companies	**331,696**	283,944	**47,752**
Securities and other investments	**490,494**	553,857	**- 63,363**
Notes, loans and accounts receivable - trade	**406,910**	447,595	**- 40,685**
Allowance for doubtful accounts	**- 114,122**	- 115,341	**1,219**
Property leased to others, at cost, less accumulated depreciation	**238,507**	249,781	**-11,274**
Total investments and long-term receivables	**1,353,485**	1,419,836	**- 66,351**
Property and equipment, at cost	**479,962**	511,874	**- 31,912**
Prepaid pension cost	**92,556**	93,829	**- 1,273**
Deferred income taxes	**134,652**	154,391	**-19,739**
Other assets	**140,015**	138,180	**1,835**
Total assets	**¥4,401,176**	¥4,805,669	**¥ - 404,493**

1. Major Increase/Decrease

Assets

	Billions of yen		
	Sept. 02	Variance from Mar. 02	
Cash and cash equivalents, and time deposits	401.3	-70.7	Decrease mainly in financial subsidiaries
Investment Securities	40.9	-23.0	Decrease due to redemption of debt securities etc.
Notes receivable	148.7	-32.8	Decrease in *Transportation & Industrial machinery*, and *Textile*
Accounts receivable	833.6	-86.1	Decrease in *Transportation & Industrial machinery*, and *Energy*
Due from affiliated companies	108.6	-74.1	Decrease due to debt-equity conversion for Chandra Asri (-31.9)
Inventories	423.6	-15.7	Decrease mainly in Marubeni America (-12.9)
Investments and long-term receivables from affiliated companies	331.7	47.8	Increase in The Nisshin Oil Mills (9.8) and due to debt-equity conversion for Chandra Asri (28.0)
Securities and other investments	490.5	-63.4	Decrease due to evaluation losses on listed equity securities and decrease of debt securities
Notes, loans and accounts receivable - trade	406.9	-40.7	Decrease due to sales and early repayments of overseas receivables
Property and equipment, at cost	480.0	-31.9	Decrease due to sale of Osaka Head Office building

Marubeni Corporation

3. Consolidated Balance Sheets (continued)

	September 30 2002	March 31 2002	Variance
	Millions of yen		
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	**¥ 639,286**	¥ 719,254	**¥ - 79,968**
Current portion of long-term debt	**488,393**	528,048	**- 39,655**
Notes and accounts payable-trade			
Notes and acceptances payable	**169,248**	222,066	**- 52,818**
Accounts payable	**583,131**	624,962	**- 41,831**
Due to affiliated companies	**44,285**	52,371	**- 8,086**
Advance payments received from customers	**56,342**	58,138	**- 1,796**
Income taxes	**8,740**	10,967	**- 2,227**
Deferred income taxes	**2,458**	1,490	**968**
Accrued expenses and other current liabilities	**196,059**	223,912	**- 27,853**
Total current liabilities	**2,187,942**	2,441,208	**- 253,266**
Long-term debt, less current portion	**1,903,610**	2,048,454	**- 144,844**
Employees' retirement benefits	**9,945**	12,893	**- 2,948**
Deferred income taxes	**10,782**	6,345	**4,437**
Minority interests in consolidated subsidiaries	**30,972**	32,874	**- 1,902**
Shareholders' equity:			
Common stock	**194,039**	194,039	**-**
Additional paid-in capital	**87,765**	216,993	**- 129,228**
Retained earnings (losses)	**52,277**	- 94,754	**147,031**
Accumulated other comprehensive loss	**- 76,089**	- 52,375	**- 23,714**
Cost of common stock in treasury	**- 67**	- 8	**- 59**
Total shareholders' equity	**257,925**	263,895	**- 5,970**
Total liabilities and shareholders' equity	**¥4,401,176**	¥4,805,669	**¥ - 404,493**

***Cash and cash equivalents:**	**¥ 396,488**	¥ 466,642	**¥ - 70,154**
***Accumulated other comprehensive gains / losses:**			
Net unrealized gains (losses) on investment securities, net of reclassification	**¥ 2,015**	¥ 386	**¥ 1,629**
Currency translation adjustments, net of reclassification	**- 75,114**	- 51,826	**-23,288**
Minimum pension liability adjustment	**- 220**	- 220	**0**
Net unrealized losses on derivatives	**- 2,770**	- 715	**- 2,055**

*According to Japanese Commercial Law, appropriation of the loss to the earned surplus has been resolved at the ordinary general shareholders' meeting held on June 26, 2002, thereby eliminating the unappropriated loss for FY 2001. Thus, consolidated additional paid- in capital and legal reserve are decreased by ¥129,228 million and ¥18,843 million, respectively, while retained earnings is increased by the same amount for the 1st Half of this fiscal year.

*These financial statements are based on US GAAP.

1. Major Increase/Decrease (cont.)

Liabilities

	Billions of yen		
	Sep.- 02	Variance from Mar.-02	
Short-term loans	639.3	-80.0	Decrease mainly in financial subsidiaries (effects of FAS133 +2.0)
Current portion of long-term debt	488.4	-39.7	Decrease mainly in financial subsidiaries, and overseas corporate subsidiaries (effects of FAS 133 +0.4)
Long-term interest-bearing debt, less current portion	1,786.4	-151.2	Decrease mainly in Parent and financial subsidiaries (effects of FAS133 +41.5)
Short & long-term loans, debentures	2,914.0	-270.9	
Net interest-bearing debt	2,512.7	-200.2	Effects of FAS133 +43.9 Net interest-bearing debt excluding effects of FAS133 2,468.9 (variance from the previous year: -204.3)
Notes and acceptances payable	169.2	-52.8	Decrease in *Development & Construction* and *Transportation & Industrial machinery*
Accounts payable	583.1	-41.8	Decrease in *Energy* and *Transportation & Industrial machinery*

Shareholders' equity

	Billions of yen		
	Sep.-02	Variance from Mar.-02	
Total shareholders' equity	257.9	-6.0	Currency translation adjustments, net of reclassification -23.3, Net income 17.8

2. Financial Position

	Sep.-02	Mar.-02	
Ratio of net worth to total assets	5.90%	5.50%	
Current ratio	100.6%	101.9%	
D/E ratio ※	9.74 times	10.28 times	※ D/E ratio = (Gross interest-bearing debt - Cash and cash equivalents, and time deposits) / Shareholders' equity

	1st Half FY2002	1st Half FY2001
R O A	0.39%	-
R O E	6.82%	-

4. Consolidated Statements of Cash Flows

	Millions of yen	
	Six months ended September 30 2002	
Operating activities		
Net income (loss)	¥ 17,803	
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	36,693	Adjustment to non-cash profit (loss)
Provision for doubtful accounts	6,128	
Equity in (earnings) losses of affiliated companies- net	- 4,886	
(Gain) loss on investment securities	- 455	
(Gain) loss on property and equipment	- 1,131	
Deferred income taxes	4,491	
Changes in operating assets and liabilities:		
Notes and accounts receivable	61,244	Decrease due to collection of receivables mainly in *Transportation & Industrial Machinery*
Inventories	1,374	
Advance payments to suppliers and prepaid expenses and other current assets	24,359	Decrease mainly in *Energy*
Prepaid pension cost	1,273	
Notes, acceptances and accounts payable	- 68,581	Decrease mainly in *Transportation & Industrial Machinery*, and *Development & Construction*
Advance payments received from customers and accrued and other current liabilities	- 17,066	
Income taxes	-1,493	
Other	5,791	
Net cash provided by operating activities	65,544	
Investing activities		
Proceeds from sales and redemptions of securities and other investments	75,168	Decrease mainly due to redemption of holding public and corporate bonds
Purchases of securities and other investments	- 51,552	
Proceeds from sales of property and equipment and property leased to others	23,719	Sales of Osaka Head Office building and Nagoya Office building, etc.
Purchases of property and equipment and property leased to others	- 33,782	Purchase of leased assets and increase in investment in network infrastructure related equipment
Collection of loans receivable	102,093	Collection and sales of overseas receivables in machinery related business and collection of receivables in financial subsidiaries
Loans made to customers	-34,741	
Other	-423	
Net cash provided (used) by investing activities	80,482	
Financing activities		Free cash flows used for repayment of loans
Net decrease (increase) in short-term loans	-63,342	(Decrease mainly in Finance & Logistics, Plant & Ship, financial subsidiaries, and overseas corporate subsidiaries)
Proceeds from long-term debt	185,143	
Payments of long-term debt	- 325,094	
(Purchase) sale of treasury stock	- 59	
Other	801	
Net cash used (provided) in financing activities	- 202,551	
Effect of exchange rate changes on cash and cash equivalents	- 13,629	
Net (decrease) increase in cash and cash equivalents	- 70,154	
Cash and cash equivalents at beginning of period	466,642	
Cash and cash equivalents at end of period	396,488	

*These financial statements are based on US GAAP.

Marubeni Corporation

5. Consolidated Companies

1. Number of consolidated companies

		September 2002	Established Bought	Control Influence	Liquidated Divestiture	March 2002	Variance
Subsidiaries	Domestic	130	2	0	-9	137	-7
	Overseas	215	3	0	-5	217	-2
	Total	345	5	0	-14	354	-9
Affiliated companies	Domestic	51	5	0	-4	50	1
	Overseas	104	1	-1	-7	111	-7
	Total	155	6	-1	-11	161	-6
	Domestic	181	7	0	-13	187	-6
	Overseas	319	4	-1	-12	328	-9
	Total	500	11	-1	-25	515	-15

2. Major companies that have been newly included during this term:

Company name		Capital	Marubeni Group's equity portion	Type of business
The Nisshin Oil Mills, Ltd.	YEN	16,332 mil	15.00%	Manufacture and sales of edible oils
Metro Cash & Carry Japan K.K.	YEN	2,490 mil	20.00%	Wholesale of foods for professional customers such as hotels, restaurants and caterers
Saitama Pet Bottle Recycle Co., Ltd.	YEN	300 mil	100.00%	Manufacture and sales of recycled PET flake
Marubeni Trading (Shenzhen) Limited	RMB	4,150 mil	100.00%	Overseas corporate subsidiary
Marubeni Information Technology (Shanghai) Co., Ltd.	RMB	8,300 mil	100.00%	Export and import of electronic materials and parts
Jiangyin Taiyo Worsted Spinning Co.,Ltd.	RMB	81,133 mil	37.93%	Manufacture and sales of worsted yarn

3. Major companies that have been excluded during this term:

Company name	Reasons of exclusion	Marubeni Group's equity portion	Type of business
Nikko Oil Mills Co., Ltd.	Equity Swap	70.00%	Manufacture and sales of vegetable oil and oil cakes
Town Television Narashino Co., Ltd.	Equity Swap	67.08%	CATV operation in urban areas
Marubeni C.A.M. Corporation	Acquired	100.00%	Domestic and international sales of agro-industrial and related machines
Vectant, Inc. U.S.A.	Liquidated	100.00%	Investment in data network providers
Pacific Crossing	Equity Swap	35.00%	Construction and sales of submarine optical fiber cables
NISSAN DIESEL (THAILAND) Co., Ltd.	Sold	30.00%	Import, assembly and distribution of Nissan Diesel trucks and buses

4. Increase/Decrease of Consolidated Companies & Surplus/Deficit

Increase/Decrease of Consolidated Companies & Surplus/Deficit Amount (billions of yen)

		September, 2002			September, 2001			Variance		
		Domestic	Overseas	Total	Domestic	Overseas	Total	Domestic	Overseas	Total
Profit-making companies	No. of companies	127	258	385	142	261	403	-15	-3	-18
	Surplus amount	10.2	29.1	39.3	7.3	20.4	27.7	2.9	8.7	11.6
Loss-making companies	No. of companies	54	61	115	77	103	180	-23	-42	-65
	Deficit amount	-10.6	-6.8	-17.4	-16.9	-49.3	-66.2	6.3	42.5	48.8
Ratio of profit-making companies		70.2%	80.9%	77.0%	64.8%	71.7%	69.1%	5.3 points	9.2 points	7.9 points

* Surplus and deficit amounts are consolidated income/loss basis

Transition of number of profit-making/loss-making consolidated companies

		FY1999	FY2000	FY2001	FY2002
1st Half	Profit-making companies	442 (64%)	441 (69%)	403 (69%)	385 (77%)
	Loss-making companies	247 (36%)	195 (31%)	180 (31%)	115 (23%)
	Total	689	636	583	500
Full-year	Profit-making companies	476 (74%)	480 (80%)	391 (76%)	
	Loss-making companies	170 (26%)	118 (20%)	124 (24%)	
	Total	646	598	515	

5. Influence of newly included companies / excluded companies on Consolidated P/L

Influence on consolidated P/L (Variance between Sept., 2001)

(billions of yen)

Profit & Loss	Newly included	Excluded	Net influence
Total volume of trading transactions	0	384.1	-384.0
Gross trading profit	0	20.3	-20.2
SGA expenses	0	-19.3	+19.3
Operating profit	0	0.8	-0.8
Interest expense-net	0	-1.6	+1.6
Dividends	0	0.4	-0.4
Equity in earnings (losses) of affiliated companies	2.2	-2.0	+4.2

<Major influences of newly included companies>

(billions of yen)

Company Name (Business Division)	Total volume of trading transactions	Gross trading profit	SGA expenses	Operating profit	Interest expense-net	Dividends
Total	0	0	0	0	0	0

<Major influences of excluded companies>

Company Name (Business Division)		Total volume of trading transactions	Gross trading profit	SGA expenses	Operating profit	Interest expense-net	Dividends
Influence of the transfer of Iron & Steel		-330.0	-16.1	13.0	-3.0	1.1	-0.3
Iron & Steel	1st Half FY02	-	-	-	-	-	-
	1st Half FY01	330.0	16.1	-13.0	3.0	-1.1	0.3
ROYAL MARITIME		-28.0	-1.0	0.0	-1.0	0.4	0.0
Plant & Ship	1st Half FY02	-	-	-	-	-	-
	1st Half FY01	28.0	1.0	0.0	1.0	-0.4	0.0
Others		-26.1	-3.1	6.3	3.2	0.1	-0.1
	1st Half FY02	3.2	0.2	-0.5	-0.2	-0.0	0.0
	1st Half FY01	29.3	3.4	-6.8	-3.4	-0.2	0.1
Total		-384.1	-20.3	19.3	-0.8	1.6	-0.4
	1st Half FY02	3.2	0.2	-0.5	-0.2	-0.0	0.0
	1st Half FY01	387.2	20.5	-19.7	0.6	-1.7	0.4

Details of Net Income (Loss) of Consolidated Subsidiaries for 1st Half FY2002

(billions of yen)

Subsidiary	Net Income (Loss)				Share (%)	FY2002 Yearly Prospects at May 02	Comment on Increase and Decrease
	1st Half FY2002	1st Half FY2001	Increase/ Decrease	FY2001 Yearly Results			
Domestic							
Japan Indonesia Petrochemical Investment Corp.	1.0	-0.1	1.1	-2.7	84.61	0.1	Interest income received from Chandra Asri
Koa Kogyo	0.6	-0.1	0.7	0.4	79.29	0.4	Increase in total volume of trading transactions and decrease in sales cost
Marubeni Real Estate Co., Ltd.	0.5	0.2	0.3	0.8	100.00	1.0	Decrease in loss on sales of fixed assets
Marubeni Energy	0.5	0.1	0.4	0.4	100.00	1.1	Favorable trade in petroleum related business (Steady transition of LPG price)
MARUBENI ENEX CORPORATION	0.4	0.2	0.2	0.5	100.00	0.4	Stable income from leased oil and gas tanks
Metro Access	-0.5	-0.3	-0.2	-0.6	80.00	-	Purchased from Vectant Inc. Advance investment on equipment
NEXION CORPORATION	-0.5	-0.9	0.4	-1.5	96.43	-0.4	Constant handling of HDTV transmission service mainly for NHK
Marubeni Construction Co., Ltd.	-0.7	-7.5	6.8	-9.1	100.00	-0.8	Decline of profitability of construction business
Global Access	-1.6	-0.5	-1.1	-1.5	100.00	-	Purchased from Vectant Inc.
Global Solution	-1.6	-3.2	1.6	-10.4	100.00	-	Purchased from Vectant Inc.
Others	0.5	2.1	-1.6	11.5	-	-	
Domestic total	-1.4	-9.9	8.5	-12.2	-	-	
Overseas							
Marubeni America Corporation	3.1	-5.0	8.1	-8.6	100.00	2.2	Considerablly improved due to write-off for business restructuring costs in the previous fiscal year
MIECO INC.	1.1	0.8	0.3	1.6	100.00	1.2	Favorable trade of energy related business
Marubeni Oil And Gas (UK)	1.1	0.9	0.2	1.1	100.00	1.2	Steady price of oil
M. International Finance p.l.c.	1.0	0.5	0.5	1.8	100.00	0.9	Profit improved by extinguishment of medium term notes
M.ALUMINIUM AUSTRALIA PTY. LTD.	1.0	1.4	-0.4	2.8	100.00	1.7	Increase of production cost and dull LME price
Marubeni Europe p.l.c.	0.7	-2.8	3.6	-3.7	100.00	0.4	Substantial improvement because of write-offs for special overseas receivables in the previous fiscal year
M. Auto & Construction Machinery (America), Inc.	0.2	-1.9	2.1	-3.1	100.00	0.0	Considerablly improved because exit loss for TRAX was booked in the previous year
SmartestEnergy	-0.4	0.0	-0.4	-0.2	100.00	-0.1	Down gross trading profit
DELZOIL	-0.5	0.1	-0.6	0.0	100.00	0.0	Equity in losses of -0.5 billion yen for US petro-gas project finance business (Cambrian)
Birkby's Plastics	-0.7	-0.5	-0.2	-1.2	100.00	0.0	Slumping business results due to decline of orders for OA machine parts and automobile parts
Others	10.0	-13.1	23.2	-15.8	-	-	

Details of Equity in Earnings (Losses) of Affiliated Companies for 1st Half FY2002

(billions of yen)

Affiliated Company	Net Income (Loss)				Share (%)	FY2002 Yearly Prospects at May 02	Major partners / Outline of 1st Half FY2002
	1st Half FY2002	1st Half FY2001	Increase/ Decrease	FY2001 Yearly Results			
Domestic							
Marubeni-Itochu Steel Inc.	1.9	0.0	1.9	1.0	50.00	2.9	Itochu 50% / Favorable business in trading and overseas business, such as overseas project business. Stable results for the 1st half
Fuyo General Lease Co., Ltd.	0.7	0.0	0.7	0.2	27.92	1.0	Special write-off for the 1st half of the previous year
Marusumi Paper Co.	0.5	0.7	-0.2	1.0	32.16	1.0	HOSHIKAWA, Kazuharu 13.5% / Decline of sales
YAMABOSHIYA CO., LTD	0.4	0.2	0.2	0.2	44.74	0.3	Increase in sales, purchase discount, and holdbacks
The Maruetsu, Inc.	0.4	0.3	0.1	0.5	25.30	0.7	Expansion of business
Nissan Agri	-0.2	0.0	-0.1	-0.0	34.99	0.1	Worsened industrial environment, and increase in personnel expense due to business integration with Nissan Chemical
Japan Cable Net Holdings	-0.3	-0.2	-0.0	-0.5	23.00	-0.5	Fujitsu 28%, TEPCO 23%, SECOM 23% / Affiliation of Cable TV stations has been completed. Further promotion on gathering subscribers
Sumatra Pulp Corporation	-0.8	-0.8	0.0	-1.7	49.95	-1.2	JBIC 43%, Nippon Paper Industries 7%, / Operation temporalily stopped in May. Continuous deficit in spite of the improving market price
ASANO ENGINEERING CO., LTD.	-0.9	-1.1	0.2	-1.1	47.46	-0.4	Nippon Hodo KK 39.6% / Decrease in appraisal loss of fixed assets, etc.
Others	-0.8	1.3	-2.1	2.2	-	-	
Domestic total	0.9	0.3	0.6	1.9	-	-	
Overseas							
Uni-Mar Enerji Yatirimlari A.S.	3.1	4.1	-1.0	7.5	33.30	5.4	Unit Group 33.33%, International Power 33.33%, Decrease in profit in Japanese yen due to depreciation of Turkish Lira
Compania de Nitorogeno	2.0	-0.8	2.8	0.3	35.00	0.6	BOC 35%, Duke Energy 30% / Considerable profit increase due to insurance received, in spite of decrease in operating income by lowered utilization rate
Compania de Servicios de Compresion de Campeche, S.A. de C.V.	1.0	-0.6	1.6	-0.4	50.00	0.9	Duke Energy 50% / Performance improved due to steady operation, despite of high interest cost
Shenzhen Sino-Benny	0.5	0.0	0.5	0.2	49.00	0.4	Shenzhen Gas Corporation Ltd. 51%, / Good performance in LPG trading
EVER POWER IPP COMPANY LTD.	0.5	-0.0	0.5	0.8	25.27	0.8	Wangs Brother Motor Co., Ltd. 30%, Singapore Power International 25%, Ever Fortune Industrial Co., Ltd. 1.751% / Increase in income from electric power sales
Dampier Salt Limited	0.5	0.4	0.1	1.1	20.44	1.0	Rio Tinto Group 64.94%, Nissho Iwai Corp. 10.12% / Income increase due to previous yeas's acquisition of salt field
Daishowa-Marubeni International Ltd.	0.4	-0.6	0.9	-2.1	50.00	-0.3	Daishowa Paper Manufacturing Co., Ltd. 50%, Improvement in foreign exchange profit/loss
THAI COLD ROLLED STEEL SHEET P.C.L.	0.3	-6.7	7.0	-7.0	37.57	0.0	NKK 38.41%, Performance improved due to rising product price, caused by import duty and recovery of international market price
P.T.Chandra Asri	0.2	-9.5	9.8	-11.0	20.81	-0.9	JIPIC 24.59% Decreases interest costs due to financial restructuring
JG SUMMIT PETROCHEMICAL CORPORATION	-0.2	-0.2	-0.0	-0.5	20.00	-0.5	JG Summit Holdings 80% / Dificit contimued due to high material cost and dull international market price, as well as weakened domestic demand
Others	-2.7	4.6	-7.3	-9.7	-	-	

6. Segment Information

(1)-1 Major Reasons for Increase and Decrease for Total Volume of Trading Transactions by Operating Segment

(billions of yen)

	1st Half FY2002	1st Half FY2001	Variance	Major factors
IT business	204.5	220.9	-16.3	Decrease in income due to decline of trade volume of PC and mobile phones
Utility & infrastructure	177.9	160.9	17.0	Increase in revenue due to trade expansion in power producing business for South-East Asian countries
Plant & ship	437.4	237.7	199.7	Increase in income due to trade expansion in energy and chemical plant business mainly for African and middle-eastern nations
Transportation & industrial machinery	335.0	321.6	13.4	Increase in revenue mainly in air-craft related business
Energy	1,095.0	1,094.8	0.3	
Metals & mineral resources	222.9	242.8	-19.9	Decrease in income due to depressed market prices of non-ferrous metals, etc
Iron & steel	-	238.2	-238.2	Excluded from the operating segments as its business transferred to Marubeni Itochu Steel Inc.
Chemicals	286.1	276.5	9.6	Increase in revenue from organic chemical and electronics-related material.
Forest products & general merchandise	363.5	372.7	-9.1	Despite of favorable turn of plywood market price, income decreased due to decline of trading volume of woodchip and domestic paper business
Agri-marine products	478.2	494.0	-15.8	Exclusion of Nikko Oil
Textile	179.3	219.1	-39.8	Decrease in income in apparel products and materials
Development & construction	64.4	64.5	0.0	Broadly flat, increased in domestic housing business and decreased in construction business
Finance & logistics business	22.6	22.1	0.5	
Domestic branches and offices	90.2	171.9	-81.7	Decrease in domestic trade mainly because of the business transfer to Marubeni Itochu Steel Inc.
Overseas corporate subsidiaries and branches	577.6	620.1	-42.5	Business transfer to Marubeni Itochu Steel Inc., and decrease in revenue due to exchange rate
Corporate and elimination, etc.	-222.2	-232.5	10.3	
Consolidated	4,312.4	4,525.2	-212.8	

(1)-2 Major Reasons for Increase and Decrease for Gross Trading Profit by Operating Segment

(billions of yen)

	1st Half FY2002	1st Half FY2001	Variance	Major factors
IT business	15.7	16.7	-1.0	Decrease in profit dut to the above mentioned income decline
Utility & infrastructure	5.3	8.0	-2.6	Increase in power producing business for South-East Asia, meanwhile decrease in railway business for Venezuela
Plant & ship	5.9	4.5	1.4	Increase in profit due to the above mentioned income increase
Transportation & industrial machinery	26.7	22.6	4.2	Increased mainly in aircraft and automobile trade in North America and Europe
Energy	17.2	15.8	1.4	Increase in profit in petroleum related business
Metals & mineral resources	6.9	7.9	-1.0	Decrease in profit due to a dull market price of reduced iron
Iron & steel	-	11.8	-11.8	Excluded from operating segments due to business transfer to Marubeni Itochu Steel Inc.
Chemicals	16.4	14.7	1.6	Decreased in non-organic chemicals, increased in organic synthetic fiber and chlor alkali, on the other hand.
Forest products & general merchandise	20.7	19.1	1.7	Increase in profit due to cost cutting and improvement of profit margin in paper related business
Agri-marine products	28.7	28.8	-0.1	Decrease in marine and livestock products, exclusion of oil producing subsidiary, in spite of increase in fodder and grain
Textile	11.8	14.6	-2.7	Profit decline due to the above mentioned income decrease
Development & construction	14.0	11.9	2.2	Profit margin improvement regarding housing business
Finance & logistics business	3.5	3.2	0.3	
Domestic branches and offices	3.7	3.0	0.6	
Overseas corporate subsidiaries and	40.2	42.4	-2.2	Decrease mainly due to business transfer of iron and steel business
Corporate and elimination, etc.	-2.3	-4.5	2.2	
Consolidated	214.6	220.4	-5.9	

6. Segment Information (Contimued)

(1)-3 Major Reasons for Increase and Decrease for Net Profit by Operating Segment

(billions of yen)

	1st Half FY2002	1st Half FY2001	Variance	Major factors
IT business	-3.1	-17.5	14.4	Restructuring cost with regard to Vectant recorded in the previous fiscal year
Utility & infrastructure	4.1	3.5	0.6	
Plant & ship	1.9	-22.7	24.6	Restructuring costs recorded in the previous fiscal year, regarding PT Chandra Asri etc.
Transportation & industrial machinery	2.8	-5.7	8.5	Restructuring cost recorded in the previous fiscal year, regarding appraisal loss for holding stocks and exit loss for group companies
Energy	5.2	4.2	1.1	Increase in trading in group companies
Metals & mineral resources	0.8	-2.1	2.8	Restructuring costs recorded in the previous fiscal year, mainly provision for doubtful accounts
Iron & steel	-	-10.6	10.6	Business transfer to Marubeni-Itochu Steel, Inc.
Chemicals	3.5	1.3	2.2	Inprovement of gross trading profit, and gains from sales of stocks
Forest products & general merchandise	2.6	2.8	-0.3	
Agri-marine products	3.7	-7.5	11.2	Restructuring costs recorded in the previous fiscal year, such as appraial loss for LAWSON stock
Textile	0.9	1.1	-0.2	
Development & construction	-2.5	-23.3	20.8	Restructuring costs recorded in the previous fiscal year, such as write-off for fixed assets, also improvement of gross trading profit
Finance & logistics business	2.7	-0.5	3.3	Increase due to profit from sales of listed stocks
Domestic branches and offices	0.7	-0.9	1.6	
Overseas corporate subsidiaries and	5.7	-9.0	14.7	Restructuring cost recorded in the previous fiscal year, regarding exit loss for group companies or provision for bad debts
Corporate and elimination, etc.	-11.1	-20.0	8.9	
Consolidated	17.8	-107.0	124.8	

(1)-4 Major Reasons for Increase and Decrease for Total Assets by Operating Segment

(billions of yen)

	Sep. 2002	Mar. 2002	Variance	Major factors
IT business	270.7	263.4	7.3	
Utility & infrastructure	209.7	212.8	-3.2	
Plant & ship	403.2	402.3	0.9	
Transportation & industrial machinery	295.4	329.1	-33.8	Decrease due to decline of trade receivables and collection of loans recievables
Energy	323.9	351.5	-27.6	Decrease due to appreciated yen
Metals & mineral resources	164.9	177.8	-12.9	Decrease due to appreciated yen
Iron & steel	-	-	-	Transferred to Marubeni Itochu Steel Inc.
Chemicals	174.3	165.7	8.7	
Forest products & general merchandise	309.9	331.8	-21.9	Accelelation of liquidation of trade receivables, and decrease in sales receivables
Agri-marine products	342.6	346.5	-3.9	
Textile	134.8	150.5	-15.7	Decrease mainly in account receivables
Development & construction	402.6	398.5	4.2	
Finance & logistics business	257.3	340.4	-83.0	Decrease mainly in investment and loans receivable
Domestic branches and offices	70.0	92.5	-22.5	Transfer of businesses of Tohoku and Chushikoku Branches
Overseas corporate subsidiaries and branches	507.6	563.1	-55.5	Decrease mainly in Marubeni America (mainly due to appreciated yen), Marubeni Europe and Marubeni Hong Kong and South China
Corporate and elimination, etc.	534.2	679.9	-145.7	
Consolidated	4,401.2	4,805.7	-404.5	

6. Segment Information (Contimued)

(2)-1 Major Reasons for Increase and Decrease for Total Volume of Trading Transactions by Geographical Segment

(billions of yen)

		1st Half FY2002	1st Half FY2001	Variance	Major reasons for increase and decrease
Japan	Parent	2,934.7	2,969.9	-35.2	Decrease due to business transfer in iron and steel
	Subsidiaries	931.2	1,073.0	-141.7	ditto
	Total	3,865.9	4,042.8	-176.9	
North America	Overseas Corporate Subsidiaries/Branches	384.1	417.5	-33.4	Decrease in Marubeni America (Mainly due to business transfer in iron and steel)
	Other Subsidiaries	427.5	444.3	-16.8	Decrease due to business transfer in iron and steel and plant & ship related business
	Total	811.6	861.8	-50.2	
Europe	Overseas Corporate Subsidiaries/Branches	74.2	68.5	5.8	Increase in Marubeni Europe p.l.c., mainly in alminum related business
	Other Subsidiaries	137.3	122.8	14.5	Increase in utility & infrastructure related business
	Total	211.5	191.3	20.2	
Asia / Oceania	Overseas Corporate Subsidiaries/Branches	106.3	127.9	-21.5	Decrease in Marubeni Hong Kong and South China (Mainly in mineral resources related business)
	Other Subsidiaries	152.6	193.2	-40.6	Decrease in energy related business
	Total	258.9	321.1	-62.2	
Others	Overseas Corporate Subsidiaries/Branches	4.2	10.7	-6.5	
	Other Subsidiaries	365.1	421.3	-56.2	Decrease in energy related business
	Total	369.4	432.0	-62.6	
Elimination		-1,204.9	-1,323.8	118.9	
Consolidated Total		4,312.4	4,525.2	-212.8	

(2)-2 Major Reasons for Increase and Decrease for Operating Profit by Geographical Segment

(billions of yen)

		1st Half FY2002	1st Half FY2001	Variance	Major reasons for increase and decrease
Japan	Parent	8.7	-35.1	43.9	Restructuring costs recorded in the previous fiscal year
	Subsidiaries	7.3	4.2	3.1	Increase in General merchandise & Forest products
	Total	16.0	-31.0	47.0	
North America	Overseas Corporate Subsidiaries/Branches	5.9	6.5	-0.7	Decrease in Marubeni America (Mainly due to business transfer in iron and steel)
	Other Subsidiaries	2.1	-6.9	8.9	Increase in IT related business and Plant & Ship
	Total	7.9	-0.3	8.2	
Europe	Overseas Corporate Subsidiaries/Branches	0.5	-2.7	3.1	Increase in Marubeni Europe p.l.c. (Write-off for special overseas trade receivables in the previous fiscal year)
	Other Subsidiaries	5.5	4.8	0.7	Increase in Utility & Infrastructure
	Total	6.0	2.1	3.9	
Asia / Oceania	Overseas Corporate Subsidiaries/Branches	0.9	0.7	0.2	
	Other Subsidiaries	5.6	6.8	-1.2	Decrease in energy related business
	Total	6.5	7.5	-1.0	
Others	Overseas Corporate Subsidiaries/Branches	0.3	0.4	-0.1	
	Other Subsidiaries	2.7	2.9	-0.3	
	Total	2.9	3.3	-0.3	
Elimination		0.0	-0.5	0.5	
Consolidated Total		39.3	-18.8	58.1	

(2)-3 Major Reasons for Increase and Decrease for Total Assets by Geographical Segment

(billions of yen)

		Sep. 2002	Mar. 2002	Variance	Major reasons for increase and decrease
Japan	Parent	1,328.8	1,357.8	-29.0	Decrease mainly in sales receivables
	Subsidiaries	915.0	1,040.0	-125.0	Decrease in Agri-marine products, Transportation & Industrial Machinery
	Total	2,243.8	2,397.7	-153.9	
North America	Overseas Corporate Subsidiaries/Branches	244.3	262.2	-17.9	Decrease in Marubeni America (Mainly due to appreciated yen)
	Other Subsidiaries	115.6	158.9	-43.3	Decrease in Transportation & Industrial Machinery
	Total	359.9	421.1	-61.2	
Europe	Overseas Corporate Subsidiaries/Branches	52.4	68.5	-16.1	Decrease in Marubeni Europe p.l.c. (Decrease in financial intermediary business)
	Other Subsidiaries	145.3	141.2	4.1	Increase in chemical related business
	Total	197.7	209.8	-12.0	
Asia / Oceania	Overseas Corporate Subsidiaries/Branches	48.2	52.5	-4.3	Decrease in Marubeni Hong Kong (Decrease in financial intermediary business)
	Other Subsidiaries	122.5	123.8	-1.3	Decrease in mineral resources related business
	Total	170.7	176.3	-5.6	
Others	Overseas Corporate Subsidiaries/Branches	1.8	2.3	-0.5	
	Other Subsidiaries	64.9	86.6	-21.6	Decrease in energy related business
	Total	66.8	88.9	-22.1	
Elimination		-119.9	-126.2	6.2	
Consolidated Total		2,919.0	3,167.6	-248.6	

Marubeni Corporation

7. Risk Exposure to Specific Countries

(As of September 30, 2002)

(billions of yen)

East Asia

Country	Investment	Loan	Guarantee	Others	Gross total	Hedged amount	Net
China	24.6	44.6	19.1	3.2	91.5	11.7	79.8
Hong Kong	0.7	0.3	0.0	0.0	1.1	0.7	0.3
Korea	2.1	3.7	1.1	1.2	8.1	0.9	7.2
Sub total	27.4	48.6	20.2	4.4	100.7	13.3	87.3

South-East Asia

Country	Investment	Loan	Guarantee	Others	Gross total	Hedged amount	Net
Indonesia	21.5	161.2	28.3	0.5	211.4	42.4	169.0
Phillippines	25.9	31.8	4.0	0.2	61.8	1.2	60.6
Thailand	12.3	3.0	19.1	0.0	34.4	1.6	32.8
Malaysia	3.5	4.6	1.8	0.1	10.0	0.0	10.0
Sub total	63.2	200.6	53.1	0.8	317.7	45.2	272.5

South-West Asia

Country	Investment	Loan	Guarantee	Others	Gross total	Hedged amount	Net
Pakistan	2.5	9.6	4.9	0.6	17.6	0.0	17.6
India	10.7	2.0	0.0	0.1	12.8	0.0	12.8
Sub total	13.2	11.6	4.9	0.7	30.4	0.0	30.4

Central and South America

Country	Investment	Loan	Guarantee	Others	Gross total	Hedged amount	Net
Brasil	7.1	19.0	19.5	4.9	50.5	19.9	30.6
Mexico	1.9	22.4	0.3	0.1	24.8	2.4	22.4
Argentina	1.2	2.3	0.0	1.7	5.0	0.8	4.2
Sub total	10.1	43.6	19.9	6.7	80.3	23.1	57.2

Other region

Country	Investment	Loan	Guarantee	Others	Gross total	Hedged amount	Net
Turkey	5.5	4.4	1.1	1.0	12.0	0.7	11.3
Nigeria	-	19.2	0.0	1.7	20.9	13.8	7.1
Russia	2.9	2.0	1.1	1.5	7.5	1.7	5.8
Sub total	8.4	25.6	2.2	4.2	40.4	16.2	24.2

- Equity in earnings/losses of affiliated companies is included in "Investment".
- Risk exposure of SPC's is included in the the countries where its actual investments are made.
- "Net" indicates an amount which is deducted from "Gross" by a hedged portion covered by trade insurances and/or collaterals located in third countries, and so forth.
- "Loan" is composed of short-term loan receivables, rescheduled receivables, temporarily payment related to guarantee, and government and corporate bond receivables, in addition to long-term loan receivables.

8. Outstanding Balance of Real Estate for Sale and Lease

(billions of yen)

	Sep-02	Mar-02
Real Estate for Sale (Consolidated Base)	133.5	131.8
Real Estate for Lease (Consolidated Base)	150.5	151.3

Note: The Company has taken the necessary impairment charges on the US GAAP basis.

9. Disposition of Employees (Non-consolidated basis)

①By Office Location

	April 2001	October 2001	April 2002	October 2002	Variance from April 2002
Head Office	2,178	1,987	1,929	1,865	-64
Domestic branches	301	231	185	176	-9
Domestic group firms	1,311	1,275	1,292	1,232	-60
Overseas branches and corporate subs.	862	764	689	676	-13
North America	190	167	147	141	-6
Europe	141	126	115	111	-4
Asia	385	336	308	307	-1
Latin America	53	48	41	39	-2
Others	93	87	78	78	0
Total	4,652	4,257	4,095	3,949	-146

②By Division

	April 2001	October 2001	April 2002	October 2002	Variance from April 2001
Machinery Accounting *	43	43	-	-	-
IT Business	281	275	237	231	-6
Utility & Infrastructure	190	190	195	192	-3
Plant & Ship	222	193	186	182	-4
Transportation & Industrial Machinery	288	267	250	240	-10
Energy	202	200	202	201	-1
Metals & Mineral Resources	149	142	139	135	-4
Iron & Steel	290	100	93	85	-8
Agri-Marine Products	279	267	259	230	-29
Chemicals	293	288	284	280	-4
Forest Products & General Merchandise	265	258	250	246	-4
Development & Construction	164	165	166	166	0
Textile	311	301	291	284	-7
Finance & Logistics Business	133	124	121	119	-2
Business Incubation	8	8	9	9	0
Corporate Staff, Others	475	462	483	468	-15
Total Core Staff	3,593	3,283	3,165	3,068	-97
Assistant Staff, others	1,059	974	930	881	-49
Total	4,652	4,257	4,095	3,949	-146

* Transferred to Accounting Dept. at Corporate from April 2002.

③Future Plans of Employment

- Plan for employment of core staff : around 50-70 employees
- Prospected number of staff as of April 2003 approx. 3,900 employees

<Reference>

Number of employees (Consolidated basis) : 28,140 employees as of March 31, 2002

Transition of Consolidated Financial Results

(billions of yen)

	1st Half FY1998	FY1998	1st Half FY1999	FY1999	1st Half FY2000	FY2000	1st Half FY2001	FY2001	1st Half FY2002
Total volume of trading transactions	5,803.3	11,960.2	4,688.8	10,222.4	4,499.5	9,436.9	4,525.2	8,972.2	4,312.4
Gross trading profit	265.3	522.4	241.3	453.5	242.1	479.8	220.4	436.8	214.6
Selling, general and administrative expenses	-227.2	-458.2	-209.8	-411.5	-199.2	-400.4	-199.9	-392.1	-169.1
Provision for doubtful accounts	-5.8	-51.3	-6.0	-25.7	-14.0	-37.9	-39.4	-43.9	-6.1
Operating income	32.3	12.8	25.6	16.3	28.9	41.5	-18.8	0.8	39.3
Other profits・expenses	-7.3	-162.7	-19.3	-10.9	-20.0	-34.8	-140.0	-165.9	-12.8
Interest expense-net	-18.3	-36.2	-17.3	-32.6	-14.5	-29.5	-15.1	-29.5	-11.4
Dividends	3.9	6.0	2.9	5.2	3.0	7.7	4.4	7.5	3.6
Gain (loss) on investment securities	8.4	-100.9	20.8	49.3	3.8	2.3	-81.8	-83.8	0.5
Gain (loss) on property and equipment	1.7	0.5	-7.8	-4.8	5.2	3.7	-41.7	-43.6	1.1
Other-net	-3.0	-32.2	-17.9	-28.1	-17.4	-19.0	-5.7	-16.5	-6.6
Income before taxes and equity in earnings (losses)	25.0	-149.9	6.2	5.4	8.8	6.7	-158.8	-165.2	26.5
Equity in earnings (losses)	-0.4	-6.7	-2.0	3.7	9.7	16.9	-9.0	-18.9	6.5
Net income (loss)	7.2	-117.7	3.3	2.1	6.1	15.0	-107.0	-116.4	17.8
Core earnings	41.6	70.9	39.9	85.4	55.6	106.2	28.9	56.1	55.5
Spread	23.3	34.7	22.6	52.8	41.1	76.7	13.8	26.6	44.1
Restructuring costs	N/A	-185.2	-35.2	-91.5	-40.0	-88.6	-198.5	-239.0	
Gains from sales of assets	N/A	5.8	28.5	68.0	20.6	38.8	11.8	25.2	19.2
Total assets	7,389.2	6,511.8	6,204.8	5,584.4	5,389.1	5,320.6	5,255.2	4,805.7	4,401.2
Current assets	4,899.7	3,975.7	3,722.8	3,213.9	2,870.0	2,772.8	2,753.1	2,487.6	2,200.5
Fixed assets and others	2,489.5	2,536.2	2,482.0	2,370.5	2,519.1	2,547.8	2,502.1	2,318.1	2,200.7
Interest-bearing debt	5,110.6	4,546.7	4,310.5	3,736.1	3,496.8	3,428.4	3,511.5	3,184.9	2,914.0
Cash and cash equivalents	655.4	580.2	604.0	407.7	321.4	338.5	391.2	472.0	401.3
Interest-bearing debt-net	4,455.2	3,966.5	3,706.5	3,328.4	3,175.4	3,089.8	3,120.3	2,712.9	2,512.7
Shareholders' equity	426.4	354.0	380.8	324.3	309.4	342.3	270.7	263.9	257.9
Common stock	194.0	194.0	194.0	194.0	194.0	194.0	194.0	194.0	194.0
Additional paid-in capital	217.0	217.0	217.0	217.0	217.0	217.0	217.0	217.0	87.8
Retained earnings (losses)	133.9	9.1	7.9	6.6	12.8	21.7	-85.3	-94.8	52.3
Net unrealized gains (losses) on investment securities, net of reclassification	-73.0	15.6	51.1	23.3	-1.1	-14.2	9.8	0.4	2.0
Currency translation adjustments, net of reclassification	-20.3	-52.0	-59.0	-86.3	-82.9	-76.0	-64.3	-51.8	-75.1
Minimum pension liability adjustment	-25.3	-29.6	-30.3	-30.4	-30.4	-0.2	-0.2	-0.2	-0.2
Net unrealized losses on derivatives	—	—	—	—	—	—	-0.3	-0.7	-2.8
Own stock	—	—	—	—	—	—	—	—	-0.1

Financial Ratios

	1st Half FY1998	FY1998	1st Half FY1999	FY1999	1st Half FY2000	FY2000	1st Half FY2001	FY2001	1st Half FY2002
ROA	0.10%	—	0.05%	0.03%	0.11%	0.28%	—	—	0.39%
ROE	1.59%	—	0.91%	0.61%	1.93%	4.51%	—	—	6.82%
Net Debt-to-Equity Ratio	10.4	11.2	9.7	10.3	10.3	9.0	11.5	10.3	9.7
Shareholders' equity-to Total assets Ratio	5.77%	5.44%	6.14%	5.81%	5.74%	6.43%	5.15%	5.49%	5.86%
Current Ratio	114.4%	111.7%	114.7%	113.7%	104.2%	101.8%	102.0%	101.9%	100.6%

II. Financial Prospects for FY2002

Consolidated Financial Prospects for FY2002 Ending March 31, 2003

(billions of yen)

	1st Half FY2002 Results	FY2002 Prospects Announced in May	FY2001 Results	Variance
Total volume of trading transactions (trillions of yen)	4.3	8.6	9.0	-0.4
Gross trading profit	214.6	450.0	436.8	1.3
SG&A expenses	-175.3	-365.0	-436	7.1
Operating profit (loss)	39.3	85.0	0.8	8.4
Income before income taxes and equity in earnings (losses)	26.5	48.0	-165.1	21.3
Provision for income taxes	-15.2	-29.0	67.7	-9.7
Income before equity in earnings (losses)	11.3	19.0	-97.5	11.7
Equity in earnings (losses)-net	6.5	11.0	-18.9	3.0
Net income	17.8	30.0	-116.4	14.6

Gross Trading Profit by Operating Segment

(billions of yen)

	1st Half FY2002 Results	FY2002 Prospects Announced in May	FY2001 Results	Variance
IT Business	15.7	46.0	33.2	1.3
Utility and Infrastructure	5.3	13.5	10.6	2.9
Plant and Ship	5.9	14.0	10.3	3.7
Transportation and Industrial Machinery	26.7	53.5	52.5	1.0
Energy	17.2	31.0	30.3	0.7
Metals and Mineral Resources	6.9	15.0	14.6	0.4
Chemicals	16.4	31.0	28.7	2.3
Forest Products and General Merchandise	20.7	42.0	40.8	1.2
Agri-Marine Products	28.7	59.5	60.3	-0.8
Textile	11.8	26.0	28.1	-2.1
Development and Construction	14.0	35.0	32.2	2.8
Finance & Logistics Business	3.5	7.5	6.8	0.7
Domestic Branches and Offices	3.7	6.0	6.6	-0.6
Overseas Branches	40.2	76.5	74.7	1.8
Corporate and Administration etc.	-2.1	-6.5	7.3	-13.8
Total	214.6	450.0	436.8	13.2

Non-consolidated Financial Prospects for FY2002 Ending March 31, 2003

(billions of yen)

	1st Half FY2002 Results	FY2002 Prospects Announced in May	FY2001 Results	Variance
Total volume of trading transactions (trillions of yen)	3.4	6.7	7.3	-0.6
Ordinary profit	8.9	20	23.4	-0.34
Profit before tax	6.4	10	-169.5	17.95
Dividend (yen)	—	3 yen	0 yen	3 yen

Intentional Blank

Reference

November 12, 2002

Summary of Consolidated Financial Statements for 1st Half FY2002 (US GAAP basis)

Company name : Marubeni Corporation (URL http://www.marubeni.com) Code.Number : 8002
Listed : Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Head Office: Osaka
Representative: TSUJI, Tohru President and CEO, Director
Enquiries : (Tokyo) Name HONDA, Tsutomu TEL(03)3282-4800
Title General Manager, Media Relations Sec.
Corporate Communications & Investor Relations Dept.

Date of Director meeting for 1st Half FY2002 Financial Results : November 12, 2002

Adoption of US GAAP : YES

1. Consolidated financial results for 1st Half FY2002 (April 1, 2002 - September 30, 2002)

(1)Consolidated statements of income

	Total volume of trading transactions		Net operating profit		Income before taxes & equity in earnings	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
1st Half FY2002	4,312,403	-4.7	39,304	-	26,488	-
1st Half FY2001	4,525,190	0.6	-18,841	-	-158,813	-
FY2001	8,972,245		776		-165,155	

	Net income		Earnings per Share	Diluted EPS
	(millions of yen)	(%)	(yen)	(yen)
1st Half FY2002	17,803	-	11.92	11.10
1st Half FY2001	-106,998	-	-71.62	-
FY2001	-116,418		-77.92	-

(Note) [1] Equity in earnings-net 1st Half FY2002 6,522 million yen
1st Half FY2001 -8,997 million yen FY2001 -18,937 million yen

[2] Average number of outstanding shares for the term (Consolidated basis) 1st Half FY2002 1,493,718,673
1st Half FY2001 1,494,018,434
FY2001 1,493,990,899

[3] Any changes of accounting method? No

[4] The ratio of total volume of trading transactions, net operating profit, income before taxes and equity in earnings, and interim net income represents the changes from the same period of the previous fiscal year

(2)Consolidated balance sheet

	Total assets	Shareholders' equity	Shareholders' equity/ total assets	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
September 30, 2002	4,401,176	257,925	5.9	172.70
September 30, 2001	5,255,155	270,661	5.2	181.16
March 31, 2002	4,805,669	263,895	5.5	176.64

(Note) Number of outstanding shares at the end of the term (Consolidated basis) 1st Half FY2002 1,493,516,464
1st Half FY2001 1,494,019,553
FY2001 1,493,932,693

(3)Consolidated cash flow (millions of yen)

	Cash flow from operating activities	Cash flow from investing activities	Cash flow from financing activities	Cash and cash equivalents at the end of the term
1st Half FY2002	65,544	80,482	-202,551	396,488
1st Half FY2001	49,994	-31,285	33,205	385,364
FY2001	198,456	74,504	-150,104	466,642

(4) Number of consolidated subsidiaries and affiliated companies accounted for by equity method
Subsidiaries 345 Affiliated companies 155

(5) Increase/decrease of consolidated subsidiaries and affiliated companies accounted for by equity method
Subsidiaries (Newly included) 5 (Excluded) 14 Affiliated companies (Newly included) 6 (Excluded) 12

2. Forecast of consolidated financial results for FY2002 (April 1, 2002 - March 31, 2003)

(millions of yen)

	Total volume of trading transactions	Net income
For the year ending March 31, 2003	8,600,000	30,000

(Reference) Forecasted EPS for the year ending March 31, 2003 20.09 (yen)

Remark: The above forecast is based upon available infromation and assunmption, at announcement date, about uncertain factors which would influence upon future business.
Actual results might be influenced by various factors in the future.
Assumptions of the above forecast are mentioned in page 14.

Marubeni Corporation

Business Group

The major activities of Marubeni's business group are sales and trades of wide range of products and commodities, making the most of our world wide business bases and information network. In addition, we offer various financing and project-organizing services to customers, and also work on diversified businesses like natural resource development and investment in high-tech industries.
The Company breaks its operating segments into 12 segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches.
Below are our products and services, and some of our major group firms by operating segment.

IT Business: This group is engaged in information technology-related businesses such as IP network infrastructures, overseas communication plants, cellular phones, wholesale and retail sales of hardware and software for personal computers, medical healthcare, BS/CS broadcasting, ASP/ISP, etc., both domestically and internationally.

Subsidiaries: Marubeni Infotec Corporation(*), Marubeni Telecom Co., Ltd.(*), Computer Wave Inc. (*)

Affiliated companies: Sofmap Co., Ltd., Japan Cablenet Holdings Ltd.

Utility and infrastructure: This group develops and promotes the privatization of electricity, water supply and sewerage, and solid waste businesses both domestically and internationally. In addition, the group promotes construction, installment and supply businesses related to railroads, airports, harbors, bridges and others.

Subsidiaries: Marubeni Power Systems Corporation, Marubeni Power Ventures, Inc.

Affiliated companies: Uni-Mar Enerji Yatirimlari A.S., EVER POWER IPP

Plant and ship: This group builds and delivers a wide variety of plants and participates in investments in plant businesses both domestically and internationally. In addition, it deals cargo ships and tankers, and owns, leases and operates a fleet.

Subsidiaries: Marubeni Tekmatex Corporation, Marubeni Protechs Corporation, Koyo Line, Ltd.

Affiliated companies: Pt. Chandra Asri, Royal Maritime

Marubeni Corporation

Transportation and industrial machinery: This group imports and exports vehicles, construction machinery, agro-industrial machines, production machinery, environmental and industrial machines, airplanes, defense-related equipment and aerospace-related equipment both domestically and internationally, and markets them in Japan.

Subsidiaries:	Marubeni Aerospace Corporation, Marubeni Auto & Construction Machinery America, Inc.
Affiliated companies:	Kubota Europe S.A., Unipres U.S.A. Inc.

Energy: This group focuses on products related to energy such as oil, gas, nuclear energy and coal. It also enters into various sorts of businesses which benefit from the development of resources through retail such as gas stations.

Subsidiaries:	Marubeni Energy Corporation, MIECO Inc.
Affiliated companies:	Shenzhen Sino-Benny LPG Co., Ltd.

Metals and mineral resources: This group produces, processes and sells nonferrous light metals both domestically and internationally, in addition to processing and selling raw materials for production of steel and light metals internationally.

Subsidiaries:	Marubeni Metals Corporation, Marubeni Tetsugen Co., Ltd. Marubeni Aluminium Australia Pty. Ltd.
Affiliated companies:	Toyo-Memory Technology Sdn. Bhd.

Chemicals: This group handles a wide variety of goods ranging from basic chemicals to leading-edge finished products for the information technologies and bio technologies industries for sale in Japan and internationally. Especially, this group focuses on furthering bolster efficient operations in electric-related materials, retail, resource development and environmental area.

Subsidiaries:	Marubeni Plax Corporation, Marubeni Chemix Corporation
Affiliated companies:	Shanghai Asahi Electronic Glass Co., Ltd., Dampier Salt Limited

Forest products and general merchandise: Besides selling rubber products, footwear and housing materials, the group operates leisure facilities, manufactures and sells raw materials for paper production, paper and cardboard, and takes part in afforestation projects in Japan and internationally.

Subsidiaries:	Marubeni Pulp & Paper Sales Co.,Ltd., Koa Kogyo Co., Ltd., Marubeni Building Materials Co., Ltd.
Affiliated companies:	Marusumi Paper Co., Ltd., Daishowa-Marubeni International Ltd.

Marubeni Corporation

Agri-marine products: This group produces and handles all sorts of foods such as agricultural and marine products, processed food and beverages, raw materials and fodder and manure in addition to distributing these products on a worldwide basis.

Subsidiaries: Pacific Grain Terminal Ltd., Ten Corporation(*), Cia. Iguaçu de Café Solúvel

Affiliated companies:. Yamaboshiya Co., Ltd., The Maruetsu, Inc., Katakura Chikkarin Co., Ltd.

Textile: As a consistent organization handling various textile-related goods from raw materials through finished products, the group purchases and produces raw materials for apparel and designs and sells apparel and living products in addition to rendering distribution services on a worldwide basis.

Subsidiaries: Marubeni Fashion Link, Limited, Marubeni Intex Co., Ltd, Marubeni Textile Asia Ltd.

Affiliated companies: Erawan Textile Co., Ltd.

Development and construction: This group develops condominiums, houses and apartments, and develops and rents sports facilities and commercial buildings in Japan while operating internationally as a general area developer.

Subsidiaries: Marubeni Real Estate Co., Ltd., Marubeni Real Estate Sales Co., Ltd., Benny Estate Service Co.,Ltd.

Affiliated companies: Tipness Limited, Koshigaya Community Plaza Corporation

Finance and logistics business: Both in Japan and overseas, this group is involved in investment finance, non-bank business and insurance business in finance area while, in logistics area, it invests in infrastructure and operates forwarding business or third party logistics, improving efficiency of distribution systems in SCM.

Subsidiaries: Marubeni General Leasing Corporation, Marubeni Logistics Corporation, Marubeni International Finance p.l.c.

Affiliated companies: Eastern Sea Leam Chabang Terminal Co.,Ltd.

Domestic branches and offices: Domestic branches and offices are located throughout Japan, and handle various merchandise and carry out related activities.

Subsidiaries: IMT Corporation

Marubeni Corporation

Overseas corporate subsidiaries and branches: Overseas corporate subsidiaries and branches are located throughout the world, and handle various merchandise and perform related activities.

Overseas corporate subsidiaries: Marubeni America Corporation, Marubeni Europe p.l.c., Marubeni Hong Kong and South China Ltd.

Subsidiaries: Helena Chemical Company

Affiliated companies: ATC Inc.

Corporate and administration, etc.: Financial services, group finance, etc.

Subsidiaries: Marubeni Finance Corporation
Marubeni Management Resources Corp.

Affiliated companies: Marubeni-Itochu Steel Inc.
Fuyo General Lease Co., Ltd.
Marubeni Construction Material Lease Co., Ltd.

(*)Domestic listed subsidiaries:

Marubeni Infotec Corporation (Tokyo Stock Exchange Section 2)
Marubeni Telecom Co., Ltd. (Tokyo Stock Exchange Section 2),
Ten Corporation (JASDAQ)
Computer Wave Inc. (JASDAQ)

Marubeni Corporation

Management Policy

Management Policy

(1) Basic Management Policy and Managerial Tasks

Since FY2001, Marubeni Corp. ("the Company") has been promoting the two-year management plan "*@ction21*," which puts forward three basic management policies: "Prioritized allocation of management resources," "Pursuit of returns appropriate to risks," and "Business domain expansion leveraged by advanced trading house functions." In November 2001, however, due to the increasing uncertainty in the conditions of the global and Japanese economies, we established and announced the *@ction21 "A" PLAN*. In this plan we reevaluated the management environment that was presumed at the time that "*@ction21*" was established, clarified the route for V-shaped recovery in financial results, and put in place a corporate structure that could respond immediately to, and take on the challenges of, this new management environment.

The key themes of the *"A" PLAN* are: *Improving profitability in currently unprofitable business areas; Increasing income in key business fields;* and *Achieving far-reaching cost reductions and increased profitability of Group companies*. Numerical targets laid down in this plan are for consolidated net income of ¥30 billion in FY2002 with net interest-bearing debt of ¥2.65 trillion. The initial target for consolidated net interest-bearing debt was later adjusted to ¥2.5 trillion. In the first half of FY2002, consolidated net income was ¥17.8 billion, and net interest-bearing debt was ¥2.5127 trillion; thus we are now convinced that the plan should succeed in FY2002.

The Company's new three-year medium-term management plan, from FY2003, also positions *improving financial structures* and *reinforcing profit bases* as key issues for management. Aiming to achieve these goals at an early date, the Company will carry on ongoing efforts to increase the quality of assets by unloading high-risk assets to obtain a higher rate of return. This move will represent an important step in the Company's efforts to improve profit ratios.

More specifically, the theme for the new management policy will involve *thorough risk return management and the execution of separate management strategies tailored to specific business models*. The implementation of this policy will involve *clarification of directions for each business model, and clarification of management policies and management strategies*, *the practice of portfolio management*, and *the strengthening of risk management*. The Company will endeavor to become a powerful corporate group made up of only the best portfolio units in the industry. Details of the new medium-term management plan will be announced during FY2002.

In addition to the above steps, the Company founded a Compliance Committee in April 2002, under the direct authority of the President and CEO. This Committee has created a Compliance Manual that provides concrete guidelines for compliance within the company, and defines action standards that should be strictly adhered to in the process of executing daily operations. The company has also hired an outside attorney to provide a consultant service desk, known as the "Door of Courage" for staff to turn in case response through the internal management hierarchy is not forthcoming.

(2) Basic Policy Regarding the Appropriation of Retained Earnings

Providing shareholders with steady dividend payments ranks alongside *improving financial structures* and *reinforcing profit bases* as one of the management's important responsibilities. The Company, however, decided to forgo the payment of cash dividends for the first half of FY2002. The Company plans to pay year-end cash dividends of ¥3 for FY2002.

Marubeni Corporation
Financial Results and Conditions

1. Financial Results

Business Environment

Looking at foreign economies during the first half of the year under review, despite a moderate recovery overall, there have been concerns regarding the future of the American economy for the summer and beyond.

The United States experienced continued reductions in capital investment, but personal consumption, particularly in durable goods, has been favorable, and housing investment was also strong. Yet, since June, following reports of impropriety in corporate accounting, sluggish growth in corporate earnings, and media reports of an increased possibility of America's military action against Iraq, stock prices dropped noticeably. Consequently, corporate business confidence and consumer sentiment weakened, and the pace of economic recovery slowed.

In Europe, a slow recovery has continued since early spring led mainly by exports, but after the drop in stock prices and the flood, domestic demand in Germany and other countries has floundered. There is an increasing trend toward a slowing economy.

In Asia, Korea and Thailand demonstrated strong economic expansion, driven by exports and domestic demand. In Malaysia and Indonesia, personal consumption acted as a driving force for continued stable recovery, while exports had the same effect in Taiwan and Singapore. In each of these countries, however, there has been a growing sense of uncertainty since the summer in the backdrop of concerns regarding the future of the global economy. Meanwhile, China has demonstrated very favorable movement in both exports and domestic demand, with a growth rate of nearly 8%.

In Russia, rising crude oil prices kept the economy on a firm trend.

In Central and South America, confusion in financial and currency exchange markets has spread from Argentina to Brazil.

As for Japanese economy for the 1st Half of FY2002, exports led the way in curbing the economic decline. Nevertheless, personal consumption continued on a flat line in the midst of harsh

employment and income environments; furthermore, since there was no interruption in the reduction in capital investment, a full economic recovery has yet to be seen. On the other hand, as deflation continued unabated and stock prices continued to drop, the Bank of Japan continued to take its quantitative monetary easing measures, supplying ample funds to the markets; still, this did not lead to an expansion in lending by financial institutions, so the effects were limited. Since summer, the tempo of increases in exports and recovery in business confidence slowed, and there is a growing sense of uncertainty with regard to the future of the economy. In September, the Nikkei Stock Average hit its lowest point in 19 years; with this and other factors, the financial markets in Japan became disconcerted.

Consolidated Financial Results

A summary of consolidated financial results for the 1st Half of FY2002 is as follows:

(billions of yen)

	1st Half FY02	1st Half FY01	Variance	
			Amount	%
Total volume of trading transactions	4,312.4	4,525.2	-212.8	-4.7%
Gross trading profit	214.6	220.4	-5.9	-2.7%
Operating profit	39.3	-18.8	58.1	-
Income before income taxes and equity in earnings	26.5	-158.8	185.3	-
Current net income	17.8	-107.0	124.8	-

On a consolidated basis, the Company's **Total Volume of Trading Transactions** for the 1st Half of FY2002 dropped 4.7%, to ¥4,312.4 billion.

Trading Transactions by Type are as follows:

Domestic transactions were off 19.1%, owing mainly to declines in Metals and Machinery.

Exports fell 15.3%, mainly due to declines in Metals and Machinery.

Imports increased 0.7% due to increases in Energy.

Offshore transactions increased 12.8%, mainly as a result of improvements in Machinery.

Total Volume of Trading Transactions and **Gross Trading Profit** and **Business Summary** by Operating Segment are as follows:

(billions of yen)

	Total volume of trading transactions			Gross trading profit		
	1st Half FY02	1st Half FY01	Variance	1st Half FY02	1st Half FY01	Variance
IT Business	204.5	220.9	-16.3	15.7	16.7	-1.0
Utility & Infrastructure	177.9	160.9	17.0	5.3	8.0	-2.6
Plant & Ship	437.4	237.7	199.7	5.9	4.5	1.4
Transportation & Industrial Machinery	335.0	321.6	13.4	26.7	22.6	4.2
Energy	1,095.0	1,094.8	0.3	17.2	15.8	1.4
Metals & Mineral Resources	222.9	242.8	-19.9	6.9	7.9	-1.0
Iron & Steel	-	238.2	-238.2	-	11.8	-11.8
Chemicals	286.1	276.5	9.6	16.4	14.7	1.6
Forest Products & General Merchandise	363.5	372.7	-9.1	20.7	19.1	1.7
Agri-Marine Products	478.2	494.0	-15.8	28.7	28.8	-0.1
Textile	179.3	219.1	-39.8	11.8	14.6	-2.7
Development & Construction	64.4	64.5	-0.0	14.0	11.9	2.2
Finance & Logistics Business	22.6	22.1	0.5	3.5	3.2	0.3
Domestic Branches & Offices	90.2	171.9	-81.7	3.7	3.0	0.6
Overseas Corporate Subsidiaries & Branches	577.6	620.1	-42.5	40.2	42.4	-2.2
Corporate & Elimination etc.	-222.2	-232.5	10.3	-2.3	-4.5	2.2
Consolidated	4,312.4	4,525.2	-212.8	214.6	220.4	-5.9

IT Business transactions fell ¥16.3billion or 7.4%, due chiefly to a decline in volume of PC and mobile phone-related business. Gross trading profit decreased ¥1.0 billion or 6.1%, accordingly.

Utility & Infrastructure transactions were up ¥17.0 billion or 10.5%, due to an increase in power station projects in Southeast Asia. Despite increased profit from power plant projects in Southeast Asia, gross trading profit in this segment fell ¥2.6 billion, or 32.9%, as a result of decreased profit in railway car transactions for train lines in the suburbs of Caracas in Venezuela.

Plant & Ship transactions advanced ¥199.7 billion or 84.0%, reflecting expanded transactions in energy and chemicals plant projects in Africa and the Middle East. Gross trading profit was up ¥1.4 billion or 30.5%, accordingly.

Transportation & Industrial Machinery transactions grew by ¥13.4 billion or 4.2%, mainly due to increased transactions in aircraft-related industries. Gross trading profit grew ¥4.2 billion or 18.4%, mainly as a result of increased profit in aircrafts, as well as in automobile business in North America and Europe.

Energy transactions improved ¥0.3 billion. Gross trading profit increased ¥1.4 billion or 8.9%, as a result of increased profit from petroleum-related transactions.

Metals & Mineral Resources transactions were down ¥19.9 billion or 8.2%, as a result of sluggish nonferrous metals markets. Gross trading profit was off ¥1.0 billion or 12.4%, stemming from poor conditions in the reduced iron market.

The Iron & Steel segment was excluded from the business segment, as Marubeni transferred these operations to Marubeni-Itochu Steel Inc. as of October 1, 2001.

Chemicals transactions were up by ¥9.6 billion or 3.5%, as a result of increased profit from electronics-related materials and organic chemicals / synthetic fiber intermediates business. Despite decreased profit in inorganic chemicals products, gross trading profit in this segment was up by ¥1.6 billion or 11.0% as a result of increase in organic chemicals / synthetic fiber intermediates and polyvinyl chloride / chlor alkali.

Forest Products & General Merchandise transactions were down ¥9.1 billion or 2.4%, owing to reductions in chip transactions and in domestic paper-related transactions, despite an improvement in the plywood market. Gross trading profit increased by ¥1.7 billion or 8.8%, due to reduced costs and improved profitability in paper-related business.

Agri-Marine Products transactions fell ¥15.8 billion or 3.2%, due to the exemption of oil production subsidiaries. Although profit from livestock feed and grains was up, gross trading profit was down by ¥0.1 billion or 0.3% due to the exemption of oil production subsidiaries and decreased profit from marine and livestock products.

Textiles transactions decreased ¥39.8 billion or 18.2%, owing to decreases in apparel products and apparel materials. Gross trading profit was down ¥2.7 billion or 18.6%, as a result of these decreases.

Development & Construction transactions remained flat due to reduced orders in construction, despite increased profit from domestic housing project transactions. Improved profit margins in housing projects boosted gross trading profit by ¥2.2 billion or 18.2%.

Finance & Logistics Business transactions were up ¥0.5 billion or 2.1%, due to increases in iron and steel transport projects. Gross trading profit was up ¥0.3 billion or 10.5% in keeping with these increases.

Domestic branches and office transactions fell off ¥81.7 billion or 47.5%, reflecting the drop in domestic transactions resulting mainly from the transfer of the Company's Iron & Steel business to

Marubeni-Itochu Steel Inc. Gross trading profit was up ¥0.6 billion or 20.4%.

Overseas corporate subsidiaries and branches transactions fell ¥42.5 billion or 6.9%, as a result of the transfer of the Iron & Steel business to Marubeni-Itochu Steel Inc. and the effects of exchange rates due to appreciation of the yen. Gross trading profit fell off ¥2.2 billion or 5.1%.

As a result of the above factors, gross trading profit of the Company was off ¥5.9 billion or 2.7%, to ¥214.6 billion.

Operating profit increased ¥58.1 billion to ¥39.3 billion, reflecting substantial provisions a year earlier to prepare for future possible losses, as well as a decrease in selling, general, and administrative expenses resulting from a drive to cut costs.

Income before income taxes and equity in earnings was up ¥185.3 billion to ¥26.5 billion, due to the posting of substantial evaluation losses in investment securities and fixed assets in the same period of FY2001.

Income after income taxes and equity earnings (adopting income tax effects) increased ¥109.3 billion, to ¥11.3 billion.

Net income during FY2002 increased ¥124.8 billion to ¥17.8 billion due mainly to a ¥15.5 billion improvement in investment profit on equity method.

2. Financial Conditions

Consolidated Financial Conditions

A summary of the consolidated balance sheets for the 1st Half of FY2002 is as follows:

(billions of yen)

	September 30, 2002	March 31, 2002	Variance
Total assets	4,401.2	4,805.7	-404.5
Shareholders' equity	257.9	263.9	-6.0
Interest-bearing debt	2,914.0	3,184.9	-270.9
Net interest-bearing debt	2,512.7	2,712.9	-200.2
(Net debt-equity ratio)	9.74 times	10.28 times	-0.54 points

Net interest-bearing debt after factoring out impact of SFAS No. 133	2,468.9	2,673.2	-204.4
(Net debt-to-equity ratio)	9.57 times	10.13 times	-0.56 points

(Note) Effective from the previous fiscal year, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" (updated with SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities"), issued by the Financial Accounting Standards Board in the United States.

At the close of the six-month period ended September 30, 2002, consolidated total assets were ¥4,401.2 billion, down ¥404.5 billion as a result of withdrawal from less profitable transactions, liquidation of business operations and sales of assets. Consolidated interest-bearing debt declined ¥270.9 billion to ¥2,914.0 billion, reflecting a reduction of total assets. Net interest-bearing debt after deducting cash and cash equivalents was down ¥200.2 billion, to ¥2,512.7 billion.

Despite improved net income, shareholders' equity, fell ¥6.0 billion to ¥257.9 billion, as a result of the decrease in accumulated other comprehensive gains / losses. Consequently, the net debt-to-equity ratio improved 0.54 points from 10.28 times, to 9.74 times.

Net cash provided by operating activities increased ¥15.6 billion to ¥65.5 billion, due to improved operating efficiency resulting from reductions in receivables. Net cash provided by investing activities were up ¥111.8 billion to ¥80.5 billion, due to sales and redemptions of marketable securities and investment securities, as well as collection of loans receivable. Thus, free cash inflow for this period was ¥146.0 billion.

Net cash used in financing activities was ¥202.6 billion, after the free cash inflow was applied to reduce interest-bearing debts. As a result, cash and cash equivalents at the end of this six-month period were down ¥70.2 billion, to ¥396.5 billion.

3. Forecast for the Fiscal Year Ending March 31, 2003

Forecast of financial results for the year ending March 31, 2003, is as follows:

Forecast of consolidated financial results

(billions of yen)

	Forecast FY2002	Result FY2001
Total volume of trading transactions	8,600.0	8,972.2
Net income	30.0	- 116.4

Major assumptions:

Foreign exchange rate: US$1 = ¥120 - ¥125

Short-term prime rate (Japan): 1.375%

Long-term prime rate (Japan): 1.8%

Marubeni Corporation

Breakdown of Total Volume of Trading Transactions

Total volume of trading transaction by type:

	Millions of yen					
	Six months ended					
	September 30, 2002		September 30, 2001			Changes
	Amount	%	Amount	%	Variance	in %
Domestic	¥ 1,354,336	31.4%	¥ 1,674,437	37.0%	¥ - 320,101	- 19.1%
Export	509,042	11.8%	600,975	13.3%	- 91,933	- 15.3%
Import	743,381	17.2%	738,052	16.3%	5,329	0.7%
Offshore	1,705,644	39.6%	1,511,726	33.4%	193,918	12.8%
Total	¥ 4,312,403	100.0%	¥ 4,525,190	100.0%	¥ - 212,787	- 4.7%

Total volume of trading transaction by product:

	Millions of yen					
	Six months ended					
	September 30, 2002		September 30, 2001			Changes
	Amount	%	Amount	%	Variance	in %
Machinery	¥ 1,251,783	29.0%	¥ 1,022,633	22.6%	¥ 229,150	22.4%
Energy	1,139,271	26.4%	1,156,735	25.6%	- 17,464	- 1.5%
Metals	264,368	6.1%	600,351	13.3%	- 335,983	-56.0%
Chemicals	486,309	11.3%	479,987	10.6%	6,322	1.3%
Forest products and general merchandise	396,313	9.2%	413,475	9.1%	- 17,162	- 4.2%
Agri-marine products	498,591	11.6%	524,724	11.6%	- 26,133	- 5.0%
Textile	206,420	4.8%	255,072	5.6%	- 48,652	- 19.1%
Development and construction	69,348	1.6%	72,213	1.6%	- 2,865	- 4.0%
Total	¥ 4,312,403	100.0%	¥ 4,525,190	100.0%	¥ - 212,787	- 4.7%

Marubeni Corporation

Consolidated Statements of Operations

	Millions of yen			
	Six months ended September 30			
	2002	**2001**	**Variance**	**Ratio**
Total volume of trading transactions	**¥ 4,312,403**	¥ 4,525,190	¥ - 212,787	- 4.7 %
Gross trading profit	¥ **214,555**	¥ 220,413	¥ - 5,858	- 2.7 %
(ratio)	**(4.98%)**	(4.87%)		
Expenses:				
Selling, general and administrative expenses	**- 169,123**	- 199,899	30,776	- 15.4 %
Provision for doubtful accounts	**- 6,128**	- 39,355	33,227	- 84.4 %
Total	**- 175,251**	- 239,254	64,003	- 26.8 %
Operating profit (loss)	**39,304**	- 18,841	58,145	-
Other income (expenses):				
Interest expense, net of interest income	**- 11,389**	- 15,105	3,716	- 24.6 %
Dividends	**3,565**	4,382	- 817	- 18.6 %
Gain (loss) on investment securities	**455**	- 81,820	82,275	-
Gain (loss) on property and equipment	**1,131**	- 41,724	42,855	-
Other – net	**- 6,578**	- 5,705	- 873	-
Total	**- 12,816**	- 139,972	127,156	-
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	**26,488**	- 158,813	185,301	-
Provision for income taxes	**- 15,207**	60,812	- 76,019	-
Income (loss) before equity in earnings (losses) of affiliated companies	**11,281**	- 98,001	109,282	-
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**6,522**	- 8,997	15,519	-
Net income (loss)	¥ **17,803**	¥ - 106,998	¥ 124,801	-

*These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Balance Sheets

	Millions of yen		
	September 30 2002	March 31 2002	Variance
Assets			
Current assets:			
Cash and cash equivalents, and time deposits	**¥ 401,288**	¥ 471,978	**¥ - 70,690**
Investment securities	**40,905**	63,949	**- 23,044**
Notes and accounts receivable - trade:			
Notes receivable	**148,748**	181,566	**- 32,818**
Accounts receivable	**833,606**	919,741	**- 86,135**
Due from affiliated companies	**108,596**	182,708	**- 74,112**
Allowance for doubtful accounts	**- 33,967**	- 34,213	**246**
Inventories	**423,571**	439,278	**- 15,707**
Advance payments to suppliers	**68,817**	67,074	**1,743**
Deferred income taxes	**44,910**	33,207	**11,703**
Prepaid expenses and other current assets	**164,032**	162,271	**1,761**
Total current assets	**2,200,506**	2,487,559	**- 287,053**
Investments and long-term receivables:			
Affiliated companies	**331,696**	283,944	**47,752**
Securities and other investments	**490,494**	553,857	**- 63,363**
Notes, loans and accounts receivable - trade	**406,910**	447,595	**- 40,685**
Allowance for doubtful accounts	**- 114,122**	- 115,341	**1,219**
Property leased to others, at cost, less accumulated depreciation	**238,507**	249,781	**-11,274**
Total investments and long-term receivables	**1,353,485**	1,419,836	**- 66,351**
Property and equipment, at cost	**479,962**	511,874	**- 31,912**
Prepaid pension cost	**92,556**	93,829	**- 1,273**
Deferred income taxes	**134,652**	154,391	**-19,739**
Other assets	**140,015**	138,180	**1,835**
Total assets	**¥4,401,176**	¥4,805,669	**¥ - 404,493**

Marubeni Corporation

Consolidated Balance Sheets (continued)

	Millions of yen		
	September 30 2002	**March 31 2002**	**Variance**
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	**¥ 639,286**	¥ 719,254	**¥ - 79,968**
Current portion of long-term debt	**488,393**	528,048	**- 39,655**
Notes and accounts payable-trade			
Notes and acceptances payable	**169,248**	222,066	**- 52,818**
Accounts payable	**583,131**	624,962	**- 41,831**
Due to affiliated companies	**44,285**	52,371	**- 8,086**
Advance payments received from customers	**56,342**	58,138	**- 1,796**
Income taxes	**8,740**	10,967	**- 2,227**
Deferred income taxes	**2,458**	1,490	**968**
Accrued expenses and other current liabilities	**196,059**	223,912	**- 27,853**
Total current liabilities	**2,187,942**	2,441,208	**- 253,266**
Long-term debt, less current portion	**1,903,610**	2,048,454	**- 144,844**
Employees' retirement benefits	**9,945**	12,893	**- 2,948**
Deferred income taxes	**10,782**	6,345	**4,437**
Minority interests in consolidated subsidiaries	**30,972**	32,874	**- 1,902**
Shareholders' equity:			
Common stock	**194,039**	194,039	**-**
Additional paid-in capital	**87,765**	216,993	**- 129,228**
Retained earnings (losses)	**52,277**	- 94,754	**147,031**
Accumulated other comprehensive loss	**- 76,089**	- 52,375	**- 23,714**
Cost of common stock in treasury	**- 67**	- 8	**- 59**
Total shareholders' equity	**257,925**	263,895	**- 5,970**
Total liabilities and shareholders' equity	**¥4,401,176**	¥4,805,669	**¥ - 404,493**

***Cash and cash equivalents:**	**¥ 396,488**	¥ 466,642	**¥ - 70,154**
***Accumulated other comprehensive gains / losses:**			
Net unrealized gains (losses) on investment securities, net of reclassification	**¥ 2,015**	¥ 386	**¥ 1,629**
Currency translation adjustments, net of reclassification	**- 75,114**	- 51,826	**-23,288**
Minimum pension liability adjustment	**- 220**	- 220	**0**
Net unrealized losses on derivatives	**- 2,770**	- 715	**- 2,055**

*According to Japanese Commercial Law, appropriation of the loss to the earned surplus has been resolved at the ordinary general shareholders' meeting held on June 26, 2002, thereby eliminating the unappropriated loss for FY 2001. Thus, consolidated additional paid- in capital and legal reserve are decreased by ¥129,228 million and ¥18,843 million, respectively, while retained earnings is increased by the same amount for the 1st Half of this fiscal year.

*These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Statements of Changes in Shareholders' Equity

	Millions of yen					
	September 30, 2002		**March 31, 2002**		**September 30, 2001**	
Common stock:						
Balance at beginning of period	**¥194,039**		¥194,039		¥ 194,039	
Balance at end of period	**¥194,039**		¥194,039		¥ 194,039	
Additional paid-in capital:						
Balance at beginning of period	**¥216,993**		¥216,993		¥ 216,993	
Transfer to retained earnings (losses)	**¥-129,228**	**¥-129,228**	-		-	
Balance at end of period	**¥ 87,765**		¥216,993		¥ 216,993	
Retained earnings (losses):						
Balance at beginning of period	**¥ -94,754**		¥ 21,664		¥ 21,664	
Net income (loss)	**¥ 17,803**	**¥ 17,803**	¥-116,418	¥-116,418	¥ -106,998	¥ -106,998
Transfer from additional paid-in capital	**¥129,228**	**¥129,228**	-		-	
Balance at end of period	**¥ 52,277**		¥ -94,754		¥ - 85,334	
Accumulated other comprehensive income (loss):						
Balance at beginning of period	**¥-52,375**		¥ -90,398		¥ - 90,398	
Cumulative effect of accounting changes		-		¥ 1,426		¥ 1,426
Unrealized gains (losses) on investment securities, net of reclassification		**¥ 1,629**		¥ 14,628		¥ 24,010
Currency translation adjustments, net of reclassification		**¥-23,288**		¥ 24,137		¥ 11,650
Minimum pension liability adjustment		-		¥ - 27		-
Net unrealized losses on derivatives		**¥ - 2,055**		¥ - 2,141		¥ - 1,725
Other comprehensive income (loss), net of tax	**¥ -23,714**	**¥ -23,714**	¥ 38,023	¥ 38,023	¥ 35,361	¥ 35,361
Comprehensive income (loss)		**¥ -5,911**		¥ -78,395		¥ -71,637
Balance at end of period	**¥ -76,089**		¥ -52,375		¥ -55,037	
Cost of common stock in treasury:						
Balance at beginning of period	**¥ - 8**		¥ - 1		¥ - 1	
Treasury stock sold (repurchased)	**- 59**		- 7		1	
Balance at end of period	**¥ - 67**		¥ - 8		¥ 0	

*These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Statements of Cash Flows

	Millions of yen		
	Six months ended September 30		
	2002	2001	Variance
Operating activities			
Net income (loss)	¥ 17,803	¥ - 106,998	¥ 124,801
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	36,693	37,698	- 1,005
Provision for doubtful accounts	6,128	39,355	- 33,227
Equity in (earnings) losses of affiliated companies- net	- 4,886	12,048	- 16,934
(Gain) loss on investment securities	- 455	81,820	- 82,275
(Gain) loss on property and equipment	- 1,131	41,724	- 42,855
Deferred income taxes	4,491	- 73,182	77,673
Changes in operating assets and liabilities:			
Notes and accounts receivable	61,244	141,848	- 80,604
Inventories	1,374	3,349	- 1,975
Advance payments to suppliers and prepaid expenses and other current assets	24,359	- 3,814	28,173
Prepaid pension cost	1,273	- 2,048	3,321
Notes, acceptances and accounts payable	- 68,581	- 101,722	33,141
Advance payments received from customers and accrued and other current liabilities	- 17,066	- 24,988	7,922
Income taxes	-1,493	1,207	-2,700
Other	5,791	3,697	2,094
Net cash provided by operating activities	65,544	49,994	15,550
Investing activities			
Proceeds from sales and redemptions of securities and other investments	75,168	79,529	- 4,361
Purchases of securities and other investments	- 51,552	- 95,065	43,513
Proceeds from sales of property and equipment and property leased to others	23,719	11,231	12,488
Purchases of property and equipment and property leased to others	- 33,782	- 40,463	6,681
Collection of loans receivable	102,093	53,874	48,219
Loans made to customers	-34,741	- 40,053	5,312
Other	-423	- 338	- 85
Net cash provided (used) by investing activities	80,482	- 31,285	111,767
Financing activities			
Net decrease (increase) in short-term loans	-63,342	26,848	- 90,190
Proceeds from long-term debt	185,143	353,053	- 167,910
Payments of long-term debt	- 325,094	- 348,079	22,985
(Purchase) sale of treasury stock	- 59	1	- 60
Other	801	1,382	- 581
Net cash used (provided) in financing activities	- 202,551	33,205	- 235,756
Effect of exchange rate changes on cash and cash equivalents	- 13,629	3,639	- 17,268
Net (decrease) increase in cash and cash equivalents	- 70,154	55,553	- 125,707
Cash and cash equivalents at beginning of period	466,642	329,811	136,831
Cash and cash equivalents at end of period	396,488	385,364	11,124

*These financial statements are based on US GAAP.

Marubeni Corporation
Notes to Consolidated Financial Statements

Basis of Consolidated Financial Statements

1. Subsidiaries and affiliated companies accounted for by equity method

(1) Number of subsidiaries and affiliated companies

	September 30, 2002	March 31, 2002	Variance
Subsidiaries	345	354	-9
Affiliated companies	155	161	-6
Total	500	515	-15

(2) Major Group Firms

Subsidiaries

Overseas 215	Marubeni America Corporation Marubeni Europe p.l.c. Marubeni Hong Kong & South China Ltd. Marubeni International Finance p.l.c. Iguaçu de Café Solúvel
Domestic 130	Marubeni Infotec Corporation Marubeni Energy Corporation Marubeni Real Estate Co., Ltd. Marubeni Pulp & Paper Sales Co., Ltd. Marubeni Telecom Co., Ltd.

Affiliated companies

Overseas 104	Shanghai Asahi Electronic Glass Co., Ltd. Uni-Mar Energi Yatirimlari A.S. Daishowa-Marubeni International Ltd.
Domestic 51	Marubeni-Itochu Steel Inc. The Maruetsu, Inc. Sofmap Co., Ltd. Marubeni Construction Material Lease Co., Ltd

(3) Changes

Subsidiaries

Newly included 5	Marubeni Trading (Shenzhen) Limited Marubeni Information Technology (Shanghai) Co., Ltd. Saitama Pet Bottle Recycle Co., Ltd. Others--- 2 companies
Excluded	14 companies

Affiliated companies

Newly included 6	The Nisshin Oillio Group, Ltd. Metro Cash & Carry Japan K.K. Jiangyin Nikke Worsted Spinning Co.,Ltd. Others--- 3 companies
Excluded	12 companies

2. Change of Accounting Standards

From this term, the Company has adopted Statement of Financial Accounting Standards No. 141 "Business Combinations" and Statement No. 142 "Goodwill and Other Intangible Assets".

Marubeni Corporation

Notes to Consolidated Financial Statements (continued)

Interim Earnings/Loss per Share of Common Stock

The following table sets forth the computation of basic and diluted earnings/loss per share:

	Millions of yen 1st Half (April 1 – September 30) of FY2002		FY2001	
Numerator:				
Net income (loss) (numerator for basic earnings (loss) per share)	¥	**17,803**	¥	-106,998
Effect of dilutive securities: Convertible debentures		**167**		-
Numerator for diluted earnings (loss) per share	¥	**17,970**	¥	-106,998
Denominator:	*Thousands of shares*			
Denominator for basic earnings (loss) per share - weighted average shares		**1,493,719**		1,494,018
Effect of dilutive securities: Convertible debentures		**125,840**		-
Denominator for diluted earnings per share - adjusted weighted average shares and assumed conversions		**1,619,559**		1,494,018
	Yen			
Basic earnings (loss) per share	¥	**11.92**	¥	-71.62
Diluted earnings (loss) per share	¥	**11.10**	¥	-71.62

The convertible debenture #8 issued in November 1996 was dilutive for the 1st Half of FY2002.

Segment Information

1. Operating Segments

The Company's operating segments by which management evaluates performance and allocates resources are classified in terms of the nature of the products and services or areas. The segments, by products and services, are managed by the divisions of the Head Office. Domestic branches and offices, and overseas corporate subsidiaries and branches operate in the respective areas and are independent operating units. Each reportable segment purchases, distributes and markets a wide variety of industrial and consumer goods including raw materials and equipment relating to a multitude of industries and, in addition, provides the related financing, insurance and other services to these operations primarily on a worldwide basis. The Company breaks its operating segments into 12 segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches. Effective October 1, 2001, ***Iron and Steel*** was excluded in accordance with business transfer to Marubeni-Itochu Steel Inc.

Segment Information (continued)

The Company's operating segment information for the 1st Half FY2002 and FY2001, were as follows:

1st Half FY2002 (April 1, 2002 - September 30, 2002)	IT business	Utility and infrastructure	Plant and ship	Transportation and industrial machinery	Energy	Metals and mineral resources	–	Chemicals
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥202,717	¥177,787	¥435,603	¥ 325,477	¥1,094,581	¥206,695	–	¥275,528
Inter-segment	1,827	73	1,762	9,474	441	16,208	–	10,542
Total	¥204,544	¥177,860	¥437,365	¥ 334,951	¥1,095,022	¥222,903	–	¥286,070
Gross trading profit	¥ 15,697	¥ 5,338	¥ 5,879	¥ 26,746	¥ 17,206	¥ 6,933	–	¥ 16,365
Segment net income (loss)	¥ -3,114	¥ 4,105	¥ 1,926	¥ 2,791	¥ 5,240	¥ 759	–	¥ 3,475
Segment assets	¥270,678	¥209,657	¥403,159	¥ 295,363	¥ 323,929	¥164,898	–	¥174,343

	Forest products and general merchandise	Agri-marine products	Textile	Development and construction	Finance and logistics business	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
	Millions of yen								
Total volume of trading transactions:									
Outside customers	¥343,833	¥ 473,042	¥177,404	¥ 64,243	¥ 19,415	¥ 83,048	¥ 430,428	¥ 2,602	¥ 4,312,403
Inter-segment	19,715	5,177	1,865	194	3,175	7,149	147,153	-224,755	–
Total	¥363,548	¥ 478,219	¥179,269	¥ 64,437	¥ 22,590	¥ 90,197	¥ 577,581	¥-222,153	¥ 4,312,403
Gross trading profit	¥ 20,743	¥ 28,677	¥ 11,842	¥ 14,041	¥ 3,481	¥ 3,669	¥ 40,192	¥ -2,254	¥ 214,555
Segment net income (loss)	¥ 2,563	¥ 3,661	¥ 919	¥ -2,535	¥ 2,740	¥ 708	¥ 5,699	¥ -11,134	¥ 17,803
Segment assets	¥309,899	¥ 342,595	¥134,806	¥402,635	¥257,347	¥ 70,043	¥ 507,627	¥ 534,197	¥ 4,401,176

Segment Information (continued)

1st Half FY2001 (April 1, 2001 – September 30, 2001)	IT business	Utility and infrastructure	Plant and ship	Transportation and industrial machinery	Energy	Metals and mineral resources	Iron and steel	Chemicals
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥218,370	¥160,798	¥232,250	¥ 314,367	¥1,094,190	¥219,888	¥215,332	¥265,813
Inter-segment	2,513	98	5,411	7,225	578	22,944	22,840	10,684
Total	¥220,883	¥160,896	¥237,661	¥ 321,592	¥1,094,768	¥242,832	¥238,172	¥276,497
Gross trading profit	¥ 16,716	¥ 7,958	¥ 4,506	¥ 22,596	¥ 15,802	¥ 7,918	¥ 11,818	¥ 14,749
Segment net income (loss)	¥ -17,477	¥ 3,508	¥ -22,688	¥ -5,733	¥ 4,156	¥ -2,088	¥ -10,600	¥ 1,287
Segment assets	¥288,952	¥207,777	¥498,562	¥ 329,181	¥ 331,999	¥184,189	¥239,130	¥175,371

	Forest products and general merchandise	Agri-marine products	Textile	Development and construction	Finance and logistics business	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
	Millions of yen								
Total volume of trading transactions:									
Outside customers	¥356,700	¥ 486,215	¥217,144	¥ 64,148	¥ 18,247	¥159,400	¥ 463,926	¥ 38,402	¥ 4,525,190
Inter-segment	15,961	7,760	1,971	324	3,882	12,522	156,145	-270,858	–
Total	¥372,661	¥ 493,975	¥219,115	¥ 64,472	¥ 22,129	¥171,922	¥ 620,071	¥-232,456	¥ 4,525,190
Gross trading profit	¥ 19,061	¥ 28,770	¥ 14,553	¥ 11,884	¥ 3,151	¥ 3,047	¥ 42,362	¥ -4,478	¥ 220,413
Segment net income (loss)	¥ 2,841	¥ -7,528	¥ 1,090	¥ -23,288	¥ -519	¥ -910	¥ -9,008	¥ -20,041	¥ -106,998
Segment assets	¥355,842	¥ 354,596	¥171,425	¥401,737	¥438,955	¥156,838	¥ 594,120	¥ 526,481	¥ 5,255,155

(Note 1) Inter-segment transactions are generally priced in accordance with the prevailing market prices. ***Corporate and elimination*** includes differences in accounting principles generally accepted in Japan and those in the United States of America.

(Note 2) The figures for *Segment assets* present those for the end of 1st Half FY2002 and 2001, respectively.

Segment Information (continued)

2. Geographical Segments

The Company's geographical segment information for the 1st Half FY2002 and FY2001, were as follows:

Millions of yen

1st Half FY2002 (April 1, 2002 – September 30, 2002)	Japan	North America	Europe	Asia/Oceania	Other	Eliminations	Consolidated
Total volume of trading transactions:							
Outside customers	¥ 2,896,989	¥ 700,152	¥ 194,800	¥ 188,632	¥ 331,830	¥ -	¥ 4,312,403
Inter-segment	968,931	111,484	16,723	70,269	37,531	-1,204,938	-
Total	¥ 3,865,920	¥ 811,636	¥ 211,523	¥ 258,901	¥ 369,361	¥ -1,204,938	¥ 4,312,403
Segment operating profit (loss)	¥ 15,980	¥ 7,911	¥ 5,959	¥ 6,504	¥ 2,938	¥ 12	¥ 39,304
Segment assets	¥ 2,243,824	¥ 359,881	¥ 197,742	¥ 170,708	¥ 66,765	¥ -119,910	¥ 2,919,010
Other assets							¥ 1,482,166
Total assets							¥ 4,401,176

Millions of yen

1st Half FY2001 (April 1, 2001 – September 30, 2001)	Japan	North America	Europe	Asia/Oceania	Other	Eliminations	Consolidated
Total volume of trading transactions:							
Outside customers	¥ 2,975,533	¥ 747,808	¥ 174,440	¥ 245,587	¥ 381,822	¥ -	¥ 4,525,190
Inter-segment	1,067,282	113,993	16,839	75,492	50,184	-1,323,790	-
Total	¥ 4,042,815	¥ 861,801	¥ 191,279	¥ 321,079	¥ 432,006	¥ -1,323,790	¥ 4,525,190
Segment operating profit (loss)	¥ -30,992	¥ -331	¥ 2,107	¥ 7,544	¥ 3,284	¥ -453	¥ -18,841
Segment assets	¥ 2,611,362	¥ 494,179	¥257,249	¥ 195,446	¥ 125,832	¥ -169,191	¥ 3,514,877
Other assets							¥ 1,740,278
Total assets							¥ 5,255,155

(Note 1) Countries and regions are categorized by geographical classification.
(Note 2) Major countries or areas that belong to each category:
1. North America ------ USA, Canada
2. Europe --------------- UK, Belgium
3. Asia/Oceania -------- Singapore, China
4. Others ---------------- Latin America, Africa
(Note 3) The figures for *Segment assets* and *Other assets* present those for the end of 1st Half FY2002 and 2001, respectively.
(Note 4) Other assets which are not included in the segments are mainly cash and deposits, marketable securities, and investment securities.
Inter-segment transactions are generally priced in accordance with the prevailing market prices.

Segment Information (continued)

3. Volume of Overseas Trading Transactions

The volumes of overseas trading transactions for 1st Half FY2002 and 2001, were as follows:

1st Half FY2002 (April 1, 2002 - September 30, 2002)	Millions of yen: Total volume of overseas transactions	Millions of yen: Total volume of consolidated transactions	*Ratio of overseas transactions(%)*
North America	**¥818,548**		**19.0**
Europe	**289,282**		**6.7**
Asia/Oceania	**642,090**		**14.9**
Other	**464,766**		**10.8**
Total	**¥2,214,686**	¥4,312,403	**51.4**

1st Half FY2001 (April 1, 2001 - September 30, 2001)	Millions of yen: Total volume of overseas transactions	Millions of yen: Total volume of consolidated transactions	*Ratio of overseas transactions(%)*
North America	**¥788,260**		**17.4**
Europe	**219,240**		**4.8**
Asia/Oceania	**718,941**		**15.9**
Other	**386,260**		**8.6**
Total	**¥2,112,701**	¥4,525,190	**46.7**

(Note 1) Countries and regions are categorized by geographical classification.

(Note 2) Major countries or areas that belong to each category:

1. North America ------ USA, Canada
2. Europe --------------- UK, Belgium
3. Asia/Oceania -------- China, Singapore
4. Others --------------- Africa, Latin America

(Note 3) Overseas transactions sum up to the export transactions of the parent and the subsidiaries in Japan, the offshore transactions, and the transactions of the overseas subsidiaries, excluding transactions to Japan.

(1) Marketable Equity Securities and Debt Securities

Available-for-sale securities (millions of yen)

	September 30, 2002				March 31, 2002			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Corporate bonds	9,433	588	-443	9,578	6,865	463	-251	7,077
Other debt securities	-	-	-	-	-	-	-	-
Total debt securities	9,433	588	-443	9,578	6,865	463	-251	7,077
Marketable equity securities	-	-	-	-	-	-	-	-
Total	9,433	588	-443	9,578	6,865	463	-251	7,077
Non-current:								
Corporate bonds	7,794	175	-26	7,943	11,818	486	-477	11,827
Other debt securities	2	-	-1	1	39	-	-1	38
Total debt securities	7,796	175	-27	7,944	11,857	486	-478	11,865
Marketable equity securities	140,301	23,124	-16,217	147,208	161,362	30,406	-27,284	164,484
Total	148,097	23,299	-16,244	155,152	173,219	30,892	-27,762	176,349

*The fair value of available-for-sale securities reflected in the balance sheets are based on quoted market prices. The unrealized gains and losses, net of taxes are added to accumulated other comprehensive income (loss) in shareholders' equity.

Held-to-maturity securities (millions of yen)

	September 30, 2002				March 31, 2002			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Corporate bonds	30,960	2	-21	30,941	56,121	1	-2	56,120
Other debt securities	-	-	-	-	-	-	-	-
Total	30,960	2	-21	30,941	56,121	1	-2	56,120
Non-current:								
Corporate bonds	49,969	121	-4,576	45,514	58,484	22	-5,878	52,628
Other debt securities	-	-	-	-	-	-	-	-
Total	49,969	121	-4,576	45,514	58,484	22	-5,878	52,628

*The held-to-maturity securities are stated in the balance sheets at amortized cost, adjusted by method of depreciation.
*In addition to the above stated securities, 367 million yen and 751 million yen of marketable securities for sale are held at September 30, 2002 and at March 31, 2002, respectively.
The net unrealized loss of 22 million yen (loss) for the 1st Half of FY2002 and 36 million yen (loss) for the same period for FY2001 have been included in the income statements at the end of term.

(2) Derivative Instruments

(millions of yen)

	September 30,2002		March 31,2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Interest rate swaps	45,790	45,790	37,860	37,860
Foreign exchange contracts	2,997	2,997	2,589	2,589
Commodity futures, forwards	-961	-961	3,790	3,790

*The above interest rate swaps include interest/currency swaps.
*Effective April 1, 2001, the Company and its consolidated subsidiaries adopted Statement of Financial Accounting Standards No.133 "Accounting for Derivative Instruments and Hedging Activities (partially amended by Statement No.138)" SFAS 133 requires the Company to recognize all derivatives on the balance sheet at fair value.
Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge,changes in the fair value of derivatives are either to be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

November 28, 2002

Financial Results for the 1st Half and Prospects for FY2002 (US GAAP Basis)

Marubeni Corporation

Operating Results

(unit: billions of yen)

	1st Half FY2001	1st Half FY2002	Variance
Total volume of trading transactions	4,525.2	4,312.4	-212.8
Gross trading profit	220.4	214.6	-5.9
Selling, general and administrative	-199.9	-169.1	30.8
Provision for doubtful accounts	-39.4	-6.1	33.2
Operating profit	-18.8	39.3	58.1
Interest expense, net of interest income	-15.1	-11.4	3.7
Dividends	4.4	3.6	-0.8
Gain (Loss) on investment securities	-81.8	0.5	82.3
Gain (Loss) on property and equipment	-41.7	1.1	42.9
Other-net	-5.7	-6.6	-0.9
Income (loss) before income taxes and equity in earnings (losses)	-158.8	26.5	185.3
Provision (benefit) for income taxes	60.8	-15.2	-76.0
Equity in earnings (losses) of affiliated companies	-9.0	6.5	15.5
Net income (loss)	-107.0	17.8	124.8
Core earnings(*1)	28.9	55.5	26.6

(*1) Core earnings=Adjusted operating profit (excluding restructuring cost) + Dividend income±Equity in earnings (excluding restructuring cost)

Financial Condition

	March 31, 2002	September 30, 2002	Variance
Total assets	4,805.7	4,401.2	-404.5
(Current assets)	(2,487.6)	(2,200.5)	(-287.1)
(Fixed assets)	(2,318.1)	(2,200.7)	(-117.4)
Shareholders' equity	263.9	257.9	-6.0
Interest-bearing debt	3,184.9	2,914.0	-270.9
Net interest-bearing debt	2,712.9	2,512.7	-200.2
D/E ratio(*2)	10.28 times	9.74 times	-0.54 points

(*2) D/E ratio is calculated based on net interest-bearing debt.

Cash Flows

	1st Half FY2001	1st Half FY2002
Cash provided by operating activities	50.0	65.5
Cash provided by investing activities	-31.3	80.5
Free cash flows	18.7	146.0
Cash used in financing activities	33.2	-202.6
Effect of exchange rate changes	3.6	-13.6
(Decrease) increase in cash and cash equivalents	55.6	-70.2

Outline of Financial Results for the 1st Half of FY2002

【Change in main indicators】

	1st Half FY2001	1st Half FY2002	Variance
① Foreign Exchange Rate (YEN/USD)	122.21	123.14	(Yen weakened by 0.93 yen)
② Short-term Prime Rate (Japan)	1.375%	1.375%	
Long-term Prime Rate (Japan)	1.657%	1.981%	(0.324% up)

【Outline】

○ During the 1st Half of FY2002, there were growing concerns regarding the future of the American economy for the summer and beyond, and the pace of economic recovery slowed.

○ Despite evaluation losses on listed investment securities (12.2 billion yen), financial results for the 1st Half of the year were boosted by earnings improvements as the six commodity-related segments continued to maintain strong profits, and by the effects from the "A" PLAN executed in the prior year. Net income for the period under review was 17.8 billion yen, an increase of 5.8 billion yen compared with the projection at the beginning of the year.

○ Core earnings increased by 26.6 billion yen compared to the same period of the previous fiscal year, to 55.5 billion yen.

【Main financial items】

① Total volume of trading transactions...4.3124 trillion yen

Although revenues decreased by 212.8 billion yen compared to the same period of the previous fiscal year, this reflected a drop of approximately 330 billion yen due to the transfer of iron & steel operations to Marubeni-Itochu Steel Inc. After adjusting previous year figures to a comparable basis, real volume of trading transactions increased by approximately 117 billion yen.

By segment, the main factors affecting this total were an increase in ***Plant & Ship*** transactions of 199.7 billion yen, offset by a drop of 39.8 billion yen in revenues in ***Textile***.

② Gross trading profit...214.6 billion yen

Gross trading profit decreased by 5.9 billion yen compared to the same period of the previous year. This reflected a decrease in gross trading profit of approximately 16 billion yen as a result of the transfer of operations to Marubeni-Itochu Steel Inc., however, and after adjusting previous year figures to a comparable basis, the real gross trading profit increased by approximately 10 billion yen.

By segment, the main factors affecting this improvement were an increase in profits of 4.2 billion yen in ***Transportation & Industrial Machinery***, and an increase of 2.2 billion yen in ***Development & Construction***.

③ Selling, general and administrative expenses...169.1 billion yen

Compared to the same period of the previous fiscal year, SG&A expenses decreased by 30.8 billion yen. This reflected a decrease of approximately 14 billion yen from the implementation of expense reduction measures (approximately 10 billion yen after netting against an increase of 4 billion yen from exchange rate fluctuations), a decrease of approximately 13 billion yen from the transfer of operations to Marubeni-Itochu Steel Inc., and a decrease of approximately 8 billion yen due to the withdrawal from unprofitable businesses.

【Main financial items】

④ Provision for doubtful accounts ... -6.1 billion yen

Decreased by 33.2 billion yen compared to the same period of the previous fiscal year, due to a substantial provisions for doubtful accounts resulting from the implementation of the "A" PLAN in FY2001.

⑤ Financial income and expenses ... -7.8 billion yen

Increased by 2.9 billion yen yen compared to the same period of the previous fiscal year due to improvements in interest expense.

⑥ Gain on investment securities ... 0.5 billion yen

Although the Company booked evaluation losses (12.2 billion yen) for nearly all stocks that dropped by 30% or more due to uncertainty in stock market conditions, gains on sales of stock and on share exchanges produced a total net gain of 0.5 billion yen.

⑦ Gain on property and equipment ... 1.1 billion yen

The Company earned a profit of 1.1 billion yen from sales of Company-owned real estate.

⑧ Other income (loss) ... -6.6 billion yen

The Company incurred a loss of 6.6 billion yen as a result of losses from fluctuations of foreign exchange rates.

⑨ Equity in earnings (losses) of affiliated companies... 6.5 billion yen

Because the Company booked evaluation losses in the same period of the previous fiscal year due to the implementation of the "A" PLAN, equity in earnings improved by 15.5 billion yen compared to the same period of the previous fiscal year.

⑩ Net income ... 17.8 billion yen

Net income increased by 124.8 billion yen compared to the same period of the previous fiscal year.

⑪ Shareholders' equity ... 257.9 billion yen

Shareholders' equity decreased by 6 billion yen compared with the end of the previous fiscal year. Although the Company booked net income of 17.8 billion yen for the period under review, this was offset by adjustments such as the decrease in the foreign currency adjustment account as a result of exchange rate fluctuations (-23.3 billion yen).

⑫ Net interest-bearing debt ... 2.5127 trillion yen

Net interest-bearing debt decreased by 200.2 billion yen compared to the end of the previous fiscal year. In addition to repaying outstanding debt using proceeds from the sale and redemption of marketable securities and investment securities, the sale of fixed assets and the collection of outstanding loans, the balance of outstanding debt was also affected by the stronger yen at the end of the period under review.

⑬ Free Cash flows ...146 billion yen increase

Cash and cash equivalents increased by 146 billion yen as a result of 65.5 billion yen in cash provided by operating activities and 80.5 billion yen in cash provided by investing activities.

Financial Prospects for FY2002

【Assumptions for main indicators】

① Foreign Exchange Rate (YEN/USD)	120 - 125 yen
② Short-term Prime Rate (Japan)	1.375%
Long-term Prime Rate (Japan)	1.800%

【Summary】

○ Despite a tough economic environment, the Company achieved steady operating results during the 1st Half of the fiscal year as described above. Based on considerations such as increased uncertainty regarding the business environment, however, the Company expects that total volume of trading transactions (8.6 trillion yen) and net income (30 billion yen) for the year at the same level of its forecast at the beginning of the fiscal year.

At the same time, the Company projects it will reduce net interest-bearing debt to less than the 2.5 trillion yen forecast at the beginning of the fiscal year, as it continues to reduce risk assets and replace them with superior assets.

Marubeni CORPORATION

Financial Results for 1st Half FY2002
&
Outline of New Medium-Term Management Plan

December, 2002

Marubeni Corporation
(TSE Code: 8002)

Agenda

Marubeni CORPORATION

Marubeni CORPORATION

1. Consolidated Income for 1st Half FY99 - 1st Half FY02

(billions of yen)	FY99 1st Half	FY99 2nd Half	FY99 Yearly	FY00 1st Half	FY00 2nd Half	FY00 Yearly	FY01 1st Half	FY01 2nd Half	FY01 Yearly	FY02 1st Half	Varince from FY01 1st Half
Total volume of trading transactions	4,688.8	5,533.6	10,222.4	4,499.5	4,937.4	9,436.9	4,525.2	4,447.0	8,972.2	4,312.4	(-212.8)
Gross trading profit	241.3	233.6	474.9	242.1	237.7	479.8	224.4	213.6	438.0	214.6	(-9.8)
SGA expenses	-202.3	-196.1	-398.4	-199.2	-199.0	-398.2	-198.9	-191.9	-390.8	-169.1	(+29.8)
Adjusted operating profit	**39.0**	**37.5**	**76.5**	**42.9**	**38.7**	**81.6**	**25.5**	**21.7**	**47.2**	**45.4**	**(+19.9)**
(excluding restructuring costs)											
Other restructuring costs											
Gross trading profit		-21.4	-21.4				-4.0	2.8	-1.2		(+4.0)
SGA expenses	-7.5	-5.6	-13.1		-2.2	-2.2	-1.0	-0.3	-1.3		(+1.0)
Provision for doubtful	-6.0	-19.7	-25.7	-14.0	-23.9	-37.9	-39.4	-4.6	-43.9	-6.1	(+33.2)
Operating profit	25.6	-9.3	16.3	28.9	12.6	41.5	-18.8	19.8	0.8	39.3	(+58.1)
Interest expense-net	-17.3	-15.3	-32.6	-14.5	-15.0	-29.5	-15.1	-14.4	-29.5	-11.4	(+3.7)
Dividends received	2.9	2.3	5.2	3.0	4.7	7.7	4.4	3.1	7.5	3.6	(-0.8)
Others	-5.0	21.5	16.5	-8.6	-4.4	-13.0	-129.2	-14.7	-143.9	-5.0	(+124.2)
Income/Losses before income taxes and equity in earnings/losses	6.2	-0.8	5.4	8.8	-2.1	6.7	-158.8	-6.4	-165.2	26.5	(+185.3)
Income/Losses before equity in earnings	5.3	-6.9	-1.6	-3.6	1.8	-1.8	-98.0	0.5	-97.5	11.3	(+109.3)
Equity in earnings/losses -	-2.0	5.7	3.7	9.7	7.2	16.9	-9.0	-9.9	-18.9	6.5	(+15.5)
Net income/loss	**3.3**	**-1.2**	2.1	**6.1**	**8.9**	15.0	**-107.0**	-9.4	**-116.4**	**17.8**	**(+124.8)**

(@ction21)

(@ction21 "A "PLAN)

Marubeni CORPORATION

2. Consolidated Income for 1st Half of FY02

(billions of yen)	1st Half FY02	1st Half FY01	(Variance)	FY02 Pros. at May 02	FY01 Results	(Variance)
Gross trading profit	214.6	224.4	(-9.8)	450.0	438.0	(+12.0)
SGA expenses	-169.1	-198.9	(+29.8)	-355.0	-390.8	(+35.8)
Adjusted operating profit (excluding restructuring costs)	45.4	25.5	(+19.9)	95.0	47.2	(+47.8)
Dividends received	3.6	4.4	(-0.8)	5.0	7.5	(-2.5)
Equity in earnings (excluding restructuring costs)	6.5	-1.0	(+7.5)	11.0	1.4	(+9.6)
Core earnings	**55.5**	**28.9**	**(+26.6)**	**111.0**	**56.1**	**(+54.9)**
Interest expense-net	-11.4	-15.1	(+3.7)	-34.0	-29.5	(-4.5)
Total	**44.1**	**13.8**	**(+30.3)**	**77.0**	**26.6**	**(+50.4)**
Net income	**17.8**	**-107.0**	**(+124.8)**	**30.0**	**-116.4**	**(+146.4)**
Total assets	4,401.2	5,255.2	(-854.0)	4,400.0	4,805.7	(-405.7)
Net interest-bearing debt	2,512.7	3,120.3	(-607.6)	2,500.0	2,712.9	(-212.9)
Shareholders' equity	257.9	270.7	(-12.8)	290.0	263.9	(+26.1)
Net D/E ratio	9.7times	11.5times		8.6times	10.3times	

3. Gross Trading Profit & SGA expenses for 1st Half FY99-1st Half FY02


Gross trading profit
(billions of yen)
SGA expenses
(billions of yen)
(@ction 21)
(@ction 21 "A" PLAN)
Gross trading profit
Adjusted operating profit
(excluding restructuring costs)
SGA expenses
(excluding provision
for doubtful accounts)
250
230
210
190
170
150
-250
-230
-210
-190
-170
-150
241
234
242
238
224
214
215
-202
-196
-199
-199
-199
-192
-169
¥39 bn
¥38 bn
¥43 bn
¥39 bn
¥26 bn
¥22 bn
¥45 bn
FY99 1st Half
2nd Half
FY00 1st Half
2nd Half
FY01 1st Half
2nd Half
FY02 1st Half

4. Core Earnings for 1st Half FY99-1st Half FY02

Marubeni CORPORATION

(billions of yen)	FY99 1st Half	2nd Half	FY00 1st Half	2nd Half	FY01 1st Half	2nd Half	FY02 1st Half
Adjusted operating profit (excluding restructuring costs)	39	38	43	39	26	22	45
Dividend received	3	2	3	5	4	3	4
Equity in earnings (excluding restructuring costs)	-2	6	10	7	-1	2	7
Core earnings	**40**	**46**	**56**	**51**	**29**	**27**	**56**
Interest expense-net	-17	-15	-15	-15	-15	-14	-11
Total	**23**	**30**	**41**	**36**	**14**	**13**	**44**



Core earnings
(billions of yen)
Interest expense-net
(billions of yen)
60
50
40
30
20
10
0
-60
-50
-40
-30
-20
-10
0
Core earnings
Interest expense-net
(@ction 21)
(@ction21 "A" PLAN)
40
46
56
51
29
27
56
23
30
41
36
14
13
44
-17
-15
-15
-15
-15
-14
-11
FY99 1st Half
2nd Half
FY00 1st Half
2nd Half
FY01 1st Half
2nd Half
FY02 1st Half

(Note) ・Core earnings = Adjusted operating profit (excluding restructuring costs) + Dividends received ± Equity in earnings (excluding restructuring costs)
・Interest expense-net = Interest income − Interest expense

5. Gross Trading Profit and Net Profit by Segment

Marubeni CORPORATION



Billions of yen
□ Gross Trading Profit
■ Net Profit
Left: FY01 1st Half
Middle: FY02 1st Half
Right: FY02 Yearly Prospects (announced in May 2002)
90
80
70
60
50
40
30
20
10
0
-10
-20
-30
-40
IT Business
17 16 46
-18 -3 -5
Utility & Infrastructure
8 5 14
4 4 5
Plant & Ship
6 6 14
-23 2 -2
Transportation & Industrial Machinery
25 27 54
-6 3
Energy
16 17 31
6
Metals & Mineral Resources
8 7 15
-2 1 3
Chemicals
15 16 31
1 4 4
Forest Products & General Merchandise
19 21 42
3 3 5
Agri-Marine Products
29 29 60
-8 4 8
Textile
15 12 26
1 1 2
Development & Construction
12 14 35
-23 -3 -1
Finance & Logistics Business
3 4 8
-1 3 2
Overseas Corporate Subsidiaries & Branches
46 44 83
-10 6 3

6. Core Earnings and Total Assets by Segment

Marubeni CORPORATION

Core Earnings (billions of yen)


25
15
5
-5
-15
-25
FY01 1st Half
FY02 1st Half
FY02 Prospects (at May 2002)
IT Business: -10, -4, -1
Utility & Infrastructure: 5, 3, 5
Plant & Ship: -4, 3, -1
Transportation & Industrial Machinery: 3, 5, 11
Energy: 8, 9, 14
Metals & Mineral Resources: 4, 3, 7
Chemicals: 4, 5, 9
Forest Products & General Merchandise: 3, 7, 12
Agri-Marine Products: 5, 8, 18
Textile: 3, 2, 6
Development & Construction: 0, 3, 12
Finance & Logistics Business: -1, 0, 0
Overseas Corporate Subsidiaries & Branches: 5, 12, 15

Total Assets (billions of yen)


800
600
400
200
0
FY01 1st Half
FY02 1st Half
FY02 Prospects (at May 2002)
IT Business: 289, 271, 208
Utility & Infrastructure: 208, 210, 221
Plant & Ship: 499, 403, 399
Transportation & Industrial Machinery: 329, 295, 277
Energy: 332, 324, 368
Metals & Mineral Resources: 184, 165, 185
Chemicals: 175, 174, 162
Forest Products & General Merchandise: 356, 310, 336
Agri-Marine Products: 355, 343, 343
Textile: 171, 135, 165
Development & Construction: 402, 403, 378
Finance & Logistics Business: 439, 257, 224
Overseas Corporate Subsidiaries & Branches: 751, 578, 526

7. Consolidated Cash Flows

Marubeni CORPORATION

(billions of yen)	FY00 Yearly	FY01 Yearly	FY02 1st Half	Major factors during 1st Half FY02
Operating activities				
Net income(losses)	15	-116	18	
Adjustments to reconcile net income (losses) to net cash provided by operating activities:				
Depreciation and amortization	70	71	37	
Provision for doubtful accounts	38	44	6	
Other	-26	72	-2	
Sub total	82	187	41	
Changes in assets and liabilities concerening operating activities:	69	124	1	
(Prepaid benefit cost, included)	(-85	-9)	(1)	
Other	13	4	6	
Net cash provided by operating activities	179	199	66	
Investing activities				
Purchase and sales/redemptions of securities and other investments -net	150	66	24	Redemption and sales of financial investment securities, etc.
Purchase and sales of property and equipment and property leased to others -net	-30	-57	-10	Purchase of overaseas assts for lease, sales of Osaka head office building and Nagoya office building, etc.
Collection of loans receivable -net	92	56	67	Collection and sales of loans -receivable by *Plant & ship*, etc.
Other	-25	10	-0	
Net cash provided by investing activities	188	75	81	
Free cash flows	367	273	146	
Financing activities				
Increase and decrease in interest-bearing debt -net	-457	-153	-203	
Other	0	3	1	
Net cash used in financing activities	-456	-150	-203	
Effect of exchange rate changes on cash and cash equivalents	13	14	-14	
Net increase(decrease) in cash and cash equivalents	-76	137	-70	

(billions of yen)

	Decrease in gross inerest-bearing debt on the balance sheet	-271
	Decrease in gross interest-bearing debt in cash flow	-203
	Difference	-68
(Breakdown of the difference)	Decrease in debt in accordance with the exchange rate	-60
	Increase od debt in accordance with FASB133	4
	Decrease in debt because of exclusion from affiliated companies	-12

8. Total Assets and Net Interest-bearing Debt

Marubeni CORPORATION

(trillions of yen)	Mar.2000	Mar.2001	Mar.2002	Sep.2002	Changes from Mar.2002	Mar.2003 (Pros.) (announced in May)
Current Assets	3.2	2.8	2.5	2.2	-0.3	
Investments/Fixed Assets	2.4	2.5	2.3	2.2	-0.1	
Total Assets	5.6	5.3	4.8	4.4	-0.4	4.4
Short-term loans(*)	1.5	1.3	1.2	1.1	-0.1	
Long-term interest bearing debt	2.3	2.1	1.9	1.8	-0.2	
Net interest-bearing debt	3.3	3.1	2.7	2.5	-0.2	2.5
Shareholders' equity (billions of yen)	324	342	264	258	-6	290
Net D/E ratio (times)	10.3	9.0	10.3	9.7		8.6

* including current portion of long-term debt

Consolidated Total Assets (as of Mar. 02)



Other fixed assets
386 (8.1%)
Cash and cash equivalents, and time deposits 472 (9.8%)
Marketable securities
64 (1.3%)
Notes and accounts receivable - trade, and Inventories
1,689 (35.1%)
Other current assets
263 (5.5%)
Investment secu
554 (11.5%)
Long-term receivables(inclu
Allowance for doubtful accou
332 (6.9%)
Affiliated companies
284 (5.9%)
Fixed assets including leased to others
762 (15.9%)
¥4,806
billion

Consolidated Total Assets (as of Sep. 02)



Other fixed assets
367 (8.3%)
Cash and cash equivalents, and time deposits 401 (9.1%)
Marketable securities
41 (0.9%)
Notes and accounts receivable - trade, and Inventories
1,481 (33.6/%)
Other current assets
278 (6.3%)
Investment securities
491 (11.1%)
Long-term receivables(includin
Allowance for doubtful accounts)
293 (6.7%)
Affiliated companies
332 (7.5%)
Fixed assets including leased to others
719 (16.3%)
¥4,401
billion

9. Shareholders' Equity

Marubeni CORPORATION

(billions of yen)	Mar. 2000	Mar. 2001	Mar. 2002	Sep. 2002	Change from Mar. 2002
Shareholders' Equity	324	342	264	258	-6
ROE	**0.6%**	**4.5%**	-	**13.6%**	



(billions of yen)
400
300
200
100
0
Net D/E Ratio
10.3 times
10.3 times
.0 times
9.7 times
10times
8times
6times
Shareholders' equity
Mar 00
Mar 01
Mar 02
Sep 02

<Breakdown of Shareholders' Equity for Sep.02>

(billions of yen)		Change from previous year
Common stock and additional paid in capital	281.8	(-129.2)
Retained earnings	52.3	(+147.0)
Net unrealized losses on investment securities	2.0	(+1.6)
Currency translation adjustments	-75.1	(-23.3)
Minimum pension liability adjustment	-0.2	(±0)
Net unrealized losses on derivatives	-2.8	(-2.1)
Total shareholders' equity	257.9	(-6.0)

10. Interest Coverage Ratio

(billions of yen)	FY00 1st Half	2nd Half	FY01 1st Half	2nd Half	FY02 1st Half
Adjusted operating profit	43	39	26	22	45
Interest income	40	36	29	17	14
Dividends	3	5	4	3	4
Depreciation and amortization	36	34	38	33	37
Total EBITDA (a)	**121**	**113**	**97**	**75**	**100**
Interest expense (b)	-54	-51	-44	-31	-26
Interest coverage (a)/(b)	**224%**	**223%**	**219%**	**241%**	**389%**


(billions of yen)
Interest Coverage (%)
140
120
100
80
60
40
20
0
224%
223%
219%
241%
389%
121
113
97
75
100
EBITDA
-54
-51
-44
-31
-26
Interest expense
FY00 1st Half
2nd Half
FY01 1st Half
2nd Half
FY02 1st Half

11. Number and Net Profits of Consolidated Firms

Marubeni CORPORATION

	FY99 1st Half	2nd Half	FY00 1st Half	2nd Half	FY01 1st Half	2nd Half	FY02 1st Half



Net profit (billions of yen)
Number of firms
(@ction 21)
(@ction21 "A "PLAN)
70
60
50
40
30
20
10
0
-10
-20
-30
-40
-50
-60
-70
500firms
400firms
300firms
200firms
100firms
0firms
442firms
476firms
441firms
480firms
403firms
391firms
385firms
247firms
170firms
195firms
118firms
180firms
124firms
115firms
26.1
6.4
-19.7
21.6
2.5
-19.1
32.8
14.1
-18.7
33.5
17.6
-15.9
27.7
-38.5
-66.2
23.3
-18.0
-41.3
39.3
21.9
-17.4

<Total number of consolidated group firms>	689	646	636	598	583	515	500
<Loss-making firm ratio>	35.8%	26.3%	30.7%	19.7%	30.9%	24.1%	23.0%

Surplus amount / Deficit amount / Net profit of group firms / —◆— Profit-making Firms / —■— Profit-making Firms

Marubeni CORPORATION

12. Major Profit-making & Loss-making Firms

Net profit on consolidated basis (billions of yen)		FY01 1st Half	FY01 2nd Half	FY01 Yearly	FY02 1st Half	FY02 Pros. (announced in May)
<Major Profit-making firms>						
・Subsidiaries	MIECO (100%)	0.8	0.8	1.6	1.1	1.2
	M.Oil And Gas (UK) (100%)	0.9	0.2	1.1	1.1	1.2
	M. Aluminium Australia (100%)	1.4	1.4	2.8	1.0	1.7
・Affiliated companies	Uni-Mar Energi (33.3%)	4.1	3.4	7.5	3.1	5.4
	Compania de Nitrogeno (35%)	-0.8	1.1	0.3	2.0	0.6
	Marubeni-Itochu Steel Inc. (50%)	-	1.0	1.0	1.9	2.9
<Major Loss-making firms>						
・Subsidiaries	Vectant Group (100%) *	-7.1	-8.9	-16.0	-3.7	-4.4
	Marubeni Construction Co., Ltd. (100%) *	-0.5	-1.2	-1.7	-0.7	-0.8
	Birkby's Plastics (100%)	-0.5	-0.7	-1.2	-0.7	0.0
・Affiliated companies	Asano Engineering Co., Ltd. (47.5%)	-1.1	0.0	-1.1	-0.9	-0.4
	Sumatra Pulp Corporation (49.9%)	-0.8	-0.9	-1.7	-0.8	-1.2
	Japan Cablenet Holdings Ltd. (23%)	-0.2	-0.3	-0.5	-0.3	-0.5
<Reference>	PT Chandra Asri (24.6%) *	-2.5	-3.0	-5.5	0.2	-0.9

(*)excluding restructuring costs

13. <Reference> Non-consolidated Financial Results & Prospects

(billions of yen)	FY01 1st Half	2nd Half	FY01 Yearly	FY02 1st Half	FY02 Yearly Pros.
<Business Results>					
Total volume of trading transactions	3,571.5	3,717.9	7,289.4	3,375.6	6,700.0
Gross trading profit	61.9	59.5	121.4	57.2	-
Operating profit	1.0	0.0	1.0	10.8	-
Ordinary profit	11.3	12.1	23.4	8.9	20.0
Net income(loss)	-167.1	-2.4	-169.5	6.4	10.0

<Balance Sheets>

	Sep. 01	Mar. 02	Sep. 02
Total assets	2,970.1	2,790.1	2,673.9
Shareholders' equity	261.6	251.7	257.6
Interest-bearing debt	1,995.4	1,875.1	1,780.6
(Net interest-bearing debt)	1,777.7	1,675.8	1,567.4
Net D/E ratio (times)	6.8	6.7	6.1

Agenda

14. Positioning of the New Medium-Term Management Plan

FY1999 - FY2000	FY2001 - FY2002	FY2003 - FY2005

Platform for revitalization and new growth

Drastic reforms in cost structures

Introduction and implementation of new risk-management methods

Base for revitalization in place due to restructuring efforts

Move from revitalization to new growth

VISION2000 Restructuring Plan

- ○Business restructuring (decrease in ratio of loss-generating group companies)
- ○Financial restructuring (reductions in total assets and net interest-bearing liabilities)
- ○Personnel restructuring (reform of human resource system, reduction in personnel)
- ○Organizational and management system restructuring

@ction21 "A" PLAN

- ○Removal of potential risk (write-offs and additions to allowances to cater for doubtful businesses and receivables)
- ○Withdrawal from loss-generating businesses
- ○Drastic cost reductions
- ○Expansion of profits in core business fields

@ction21

- ○Systematic allocation of management resources (establishing capital frameworks)
- ○Pursuit of returns appropriate to risk (introduction of PATRAC financial indicator)
- ○Introduction of integrated risk control system

New Medium-Term Management Plan

- ○Improvements in financial structures – reductions in net interest-bearing debt, enlargement of shareholders' equity
- ○Reinforcement of profit base

↓

- ○Implementation of portfolio management
- ○Organizational restructuring based on business strategy models
- ○Reinforcement of risk management

15. The Marubeni Group - Three Years From Now

Marubeni CORPORATION

Management Tasks

1. Improvements in financial structures
   - reductions in net interest-bearing debt,
   - enlargement of shareholders' equity
2. Reinforcement of profit base

Solutions

1. Reductions of risk assets
2. Profit margin improvements through replacement to high-quality assets

Reform

Implementation of portfolio management

Establishment of a unique portfolio management system

1. Clarification of corporate financial indicator
2. Segmentation of managerial and administrative units (Introduction of Portfolio Unit System)
3. Strategic planning of portfolio units (Allocation of management resources)

Organizational restructuring based on business strategy models

Portfolio units will be divided up into groups on the basis of business strategy models based drawn up to cater to different business formats and approaches, and organizational restructuring conducted on the base they provide.

○Further specialization and functional sophistication
○Strengthened synergies
○Improvement of managerial efficiency and consistency by integrated strategy

Reinforcement of risk management

No. 1 strategy

Aiming to be the industry leader in each segmented portfolio unit

Marubeni Group - three years from now

A strong corporate group composed only of winning portfolio units.

16. Consolidated Numerical Targets for FY2005

Marubeni CORPORATION

(billions of yen)	FY2001 Business results	FY2002 Prospects	FY2005 Targets
Net interest-bearing debt	2,712.9	2,500.0	**2,000.0**
Shareholder's equity	263.9	290.0	**400.0**
Risk assets	653.0	635.0	**580.0**
Net income	-116.4	30.0	**50.0**
Core earnings [Note]	56.1	111.0	**140.0**
Risk-return [Note]	----	4.7%	**8.6%**
Net D/E ratio	10.3 times	8.6 times	**5 times**
ROE	----	10.3%	**12.3%**

Note: Core earnings = Operating profit (excluding allowance for doubtful accounts) + equity in earnings (loss) + dividends

$$\text{Risk-return} = \frac{\text{Consolidated net income}}{\text{Risk assets}}$$

17. Reinforcement of Risk Management

Marubeni CORPORATION

Introduction of an Integrated Risk Management System

Previous:
Risks were managed individually, by country, risk-level and account type.

Current (since FY2001):
Considering the effects of in-portfolio dispersion and correlations, Marubeni adopts an Integrated Risk Management System that minimizes risk with a common measure, the "VaR (Value at Risk)" measure.

To manage the greatest potential falls in value by measured risk assets.

Note: Risk assets calculated every quarter.

PATRAC = Consolidated net income − Risk assets × 8%

Business Marubeni Will Not Take up in Future

- ○Investments whose market risks cannot be hedged.
- ○Those to which the Company's expertise cannot be applied.
- ○Credit assets with low risk-returns.
- ○Credit assets of duration longer than 10 years.
- ○Business investments whose return periods are longer than 10 years.
- ○Projects where a conflict of interest exists as both a lender and an equity holder.
- ○Speculative real estate transactions.

Risk assets viewed from **portfolio unit** perspective.
→ Making possible more accurate risk management.

PATRAC based on **portfolio units**, calculation of risk-return.

In order to maximize return on risk that **portfolio unit** holds, we implement reinforcement of profit base and reductions in risk assets through reviewing and replacement of assets.

Risk-return (%) = Consolidated net income/ Risk assets

18. Organizational Restructuring Based on Business Strategy Models

Marubeni CORPORATION

Portfolio units will be divided up into groups on the basis of "business strategy models" classified according to different business formats and approaches, and reshuffled periodically.



Business Strategy Models
Portfolio Unit
Div.A
Div.B
Div.C
Div.H
Div.I
Marubeni Functions/Roles
Merchandize/service provider
Organizer, developer, consultant
[redacted]
Business Strategy Model
Commodity Trading
Project Solutions
[redacted]
Natural resources
Industry materials
Consumer goods
Industrial & residential projects
Solution provider
[redacted]

In those cases where several business strategy models cluster in the same organization

Limits to know-how and specialization.

Limits to effective management of various business models

Grouping portfolio units based on business strategy model.

Division of the group into appropriate size for management

Further specialization and functional sophistication

Strengthened synergies

Improvement of managerial efficiency and consistency by integrated strategy

19. Financial Summary

Marubeni CORPORATION

Net Profit


billions of yen
60
40
20
0
-20
-40
-60
-80
-100
-120
-140
15
-116
30
43
43
50
Including Capital Gain: 10 billion yen
FY00
FY01
FY02
FY03
FY04
FY05

Shareholders' Equity


billions of yen
450
400
350
300
250
200
150
342
264
290
328
364
400
In addition, Capital Enhancement of 100 billion yen would be considered for FY03-05.
FY00
FY01
FY02
FY03
FY04
FY05

Net Interest-bearing Debt


trillions of yen
4.0
3.5
3.0
2.5
2.0
1.5
1.0
3.1
2.7
2.5
2.3
2.15
2.0
FY00
FY01
FY02
FY03
FY04
FY05

Net DE Ratio


times
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
9.0
10.3
8.6
7.0
5.9
5.0
In case of Capital Enhancement (4.0)
FY00
FY01
FY02
FY03
FY04
FY05

Agenda

Marubeni CORPORATION

Marubeni CORPORATION

20. Commodity Trade Business – Energy Division

Energy Resource Exploration

- **LNG (Liquefied Natural Gas)**
  - ➢7.5% shareholder of Qatar Liquefied Gas Co., Ltd.
    - ✓Annual Sales Quantity:7.4 million MT [6.2 million MT to Japan → 11% share of LNG import of Japan]
    - ✓Long –term contract until 2021
    - ✓Annual Output: 9.2 million MT by 2005
- **Crude Oil**
  - ➢North Sea Oil Field (U.K.): 15,000 barrels per day
  - ➢Ravva Oil and Gas Field (India) :6,100 barrels per day
  - ➢Sakhalin Oil and Gas Field (Russia): starting from Year 2005

  } 21,100 barrels per day → 50,000 barrels per day

Energy Trading & Marketing-Retail

- **Naphtha 5 millions MT to Japan annually: 25% share --- No.1 importer into Japanese market**
- **LPG (Liquefied Petroleum Gas)→ 1 million MT to China annually: 20% share of total LPG import of China**
- **Distribution & Retail Sales in Japan→750 gas stations & 5 import and distribution terminals**
- **MIECO Inc. (U.S.A.) 100% owned subsidiary: Trader of petroleum, power, natural gas & weather derivatives**

Core Competence

- Well-balanced portfolio in three core business areas - energy resource exploration and production, trading and marketing-retail.

21. Commodity Trade Business – Forest Product & General Merchandise Division

For 2001 Sales Share Among 8 Japanese General Trading Companies (unit: billions of yen)
(Estimate other than Marubeni's actual)


Paper & Cardboard
Total: 600
Marubeni: 247
41%
Mitsubishi
Mitsui
Pulp
Total: 213
79
37%
Wood Chip
Total: 187
64
34%
Sumitomo
0%
20%
40%
60%
80%
100%

Core Competence

- Overwhelming market presence as the No.1 Japanese Trader in all paper related areas -paper, pulp and woodchip
- Vertically integrated power- afforestation, production of both woodchip and pulp, in addition to finished goods, logistics and marketing

22. Commodity Trade Business – Food Division

Japanese Import Market Share Ranking for FY2001 (Based on Marubeni's Estimate)

	Quantity (thousand ton)	Ranking	Share	Remarks
Wheat and Barley	616	No. 1	10%	Stable supply from Columbia Gains, Inc. (USA)
Corn	2,600	No. 2	17%	Next to Zen-Noh*
Soybeans for oil	660	No. 3	16%	Long-term relationship with ADM (USA)
Coffee Beans	45	No. 2	12%	Next to Mitsubishi

*National Federation of Agricultural Co-operative Association

Japanese Market Share for FY2001 (Based on Marubeni's Estimate)

Assorted Feed	2,250	No. 2	9.3% (after proposed merger with Nissin Feed Inc.)	Next to Zen-Noh *

Strategic alliance with capital investments forming "Marubeni Food Group" (sales figures for FY2001)

•Wholesale	- Confectionary	Yamaboshiya Co., Ltd.	Sales ¥193 billion No. 1 in Japan
	- Frozen & chilled food	NACX NAKAMURA Corp.	Sales ¥159 billion No.1 in Japan
•Retail	- Super market chain	The Maruetsu	Sales ¥327 billion No. 1 in metropolitan area,191 stores

•Metro Cash & Carry Japan KK, newly formed joint venture in Japan with Metro (Germany), the 6th largest retailer in the world

Core Competence

- Integrated power in Japanese food market, from upstream to downstream of distribution channel (from supplying raw materials, value-added processing, logistics and marketing)

23. Project Solution Service – Utility & Infrastructure Division
Overseas & Domestic Power Business

Marubeni CORPORATION

•Overseas IPP (Independent Power Producer)

By Region


Americas
16%
Europe,
Mid-
east &
Africa
18%
Asia &
Pacific
66%

•Generating capacity 6,188 MW
•10 plants in operation and 7 plants under construction as of June 2002
•Core area: Asia & Pacific

•Japanese Domestic Power Operations [New Market & Technology]

A) Entry into Japanese retail markets (15 trillion yen)← full liberalization
Acquisition of Mibugawa Hydro Station (33 MW) to start retail business

B) Wind Power Generation
4 plants (2 in operation & 2 under construction): Total 50MW

C) Fuel Cells
Acquisition of sales right from NASDAQ listed FuelCell Energy Inc. (U.S.A.): Target sales 45 MW by 2005

Core Competence

- Leading Independent Power Producer in Asia & Pacific region
- Wide experience and concentration on investments in overseas IPP
- Prompt response to emerging domestic power markets and new technology

24. Project Solution Service
– EPC* Business of Plant & Ship Division and Utility & Infrastructure Division


Project Owner
Project Planning
Fee
Finance arrange (Investment, loans, guarantees)
Raw material supply
Product sales
Project
Operations and maintenance after completion
Marubeni
Coordination
Contractor selection
Construction management

* EPC: Engineering, Procurement and Construction

Contracts signed (unit: billions of yen, actual other than prospects for FY2002)


2,000
1,000
0
Asia & Pacific
Europe, Mid-east & Africa
Americas
710
350
About 1,500
FY2000
FY2001
FY2002(est.)

	FY2000	FY2001	FY2002(est.)
Plant & Ship Division	140	250	870
Utility & Infra. Division	570	100	630

Core Competence
- Long-term relationship with customers, strategic partnership with first class contractors
- Accumulated know-how and expertise about financial arrangement including project finance / loans from export credit agencies
- Total coordinator for project implementation with raw material supply, logistics, finance and marketing capabilities based on sufficient experiences

25. Project Solution Service – Development and Construction Division

In Japan



- Among top ten condominium developers in Japan
  - ✓ 3,000 Units sales annually backed by steady increase in the number of households
  - ✓ Established *Famille* brand condominiums; 63,000 units sold since 1963
- The 6th largest condominium management firm in Japan
  - ✓ Overseeing 101,000 units to ensure after-sales quality
- The 3rd largest sports and fitness club operator in Japan (Joint venture with Suntory)
- Broadband Internet Service Provider specialized in condominiums

In China



- One of the first foreign real estate developer in China
  - ✓ Started development and house leasing business for foreigners in Shanghai since 1985 and expanded the business in Dalian and Beijing. Total 500 units leased.
  - ✓ Development condo/house for sales to Chinese in Shanghai since 1998. 3,000 units developed/sold.

Core Competence

➢ Land value creator and total life service provider with design, construction & management capability backed by reliable market research and analysis

Marubeni CORPORATION

26. Business Incubation


New technology
Growing business areas
Intellectual property rights
Venture companies
Support, including commercialization support, of venture companies
Universities, research institutions, and TLO [*]
Investment Funds
Investments
Marubeni
Capital gain dividends
Patent usage rights
Exclusive sales rights
Information gathering and business opportunity evaluation
Creation of new businesses
Synergies with other business models
Application
Alliance
Network and know-how of Marubeni's marketing divisions
Other business types

[*] TLO:Technology Licencing Organization

- **Robotic surgery system invented by Intuitive Surgical Inc. (NASDAQ: ISRG)– Sole distribution right in Japan**
- **Capsule endoscope invented by Given Imaging Ltd. (NASDAQ:GIVN) – Strategic sales and marketing partner in Japan**
- **Alliance with Columbia University, such as validating novel drugs, particularly for disorders with Alzheimer's disease, and planning to form "Columbia – Marubeni Venture Fund"**

Core Competence

➢**Distinguished capability of marketing research and worldwide sales & licensing support, joining Marubeni's forces**

➢**Established track record ¥30 billion committed investment amount, of which ¥19 billion has already been invested in Bio-technology, Nano-technology, other critical New technology and Healthcare**

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS ABOUT THE PERFORMANCE OF MARUBENI AND ITS GROUP COMPANIES, BASED ON MANAGEMENT'S ASSUMPTIONS IN LIGHT OF CURRENT INFORMATION. THE FOLLOWING FACTORS MAY THEREFORE INFLUENCE ACTUAL RESULTS.

THESE FACTORS INCLUDE CONSUMER TRENDS IN JAPAN AND IN MAJOR GLOBAL MARKETS, PRIVATE CAPITAL EXPENDITURES, CURRENCY FLUCTUATIONS, NOTABLY AGAINST THE U.S. DOLLAR, MATERIALS PRICES, AND POLITICAL TURMOIL IN CERTAIN COUNTRIES AND REGIONS.

Marubeni CORPORATION

Outline of Financial Results for 1st Half FY2002

November 28, 2002

Marubeni Corporation

(TSE Code: 8002)

** This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.*

Agenda

Marubeni CORPORATION

Marubeni CORPORATION

1. Consolidated Income for 1st Half FY99 - 1st Half FY02

(billions of yen)	FY99 1st Half	FY99 2nd Half	FY99 Yearly	FY00 1st Half	FY00 2nd Half	FY00 Yearly	FY01 1st Half	FY01 2nd Half	FY01 Yearly	FY02 1st Half	Varince from FY01 1st Half
							(@ction21)				
								(@ction21 "A "PLAN)			
Total volume of trading transactions	4,688.8	5,533.6	10,222.4	4,499.5	4,937.4	9,436.9	4,525.2	4,447.0	8,972.2	4,312.4	(-212.8)
Gross trading profit	241.3	233.6	474.9	242.1	237.7	479.8	224.4	213.6	438.0	214.6	(-9.8)
SGA expenses	-202.3	-196.1	-398.4	-199.2	-199.0	-398.2	-198.9	-191.9	-390.8	-169.1	(+29.8)
Adjusted operating profit	**39.0**	**37.5**	**76.5**	**42.9**	**38.7**	**81.6**	**25.5**	**21.7**	**47.2**	**45.4**	**(+19.9)**
(excluding restructuring costs)											
Other restructuring costs											
Gross trading profit		-21.4	-21.4				-4.0	2.8	-1.2		(+4.0)
SGA expenses	-7.5	-5.6	-13.1		-2.2	-2.2	-1.0	-0.3	-1.3		(+1.0)
Provision for doubtful	-6.0	-19.7	-25.7	-14.0	-23.9	-37.9	-39.4	-4.6	-43.9	-6.1	(+33.2)
Operating profit	25.6	-9.3	16.3	28.9	12.6	41.5	-18.8	19.8	0.8	39.3	(+58.1)
Interest expense-net	-17.3	-15.3	-32.6	-14.5	-15.0	-29.5	-15.1	-14.4	-29.5	-11.4	(+3.7)
Dividends received	2.9	2.3	5.2	3.0	4.7	7.7	4.4	3.1	7.5	3.6	(-0.8)
Others	-5.0	21.5	16.5	-8.6	-4.4	-13.0	-129.2	-14.7	-143.9	-5.0	(+124.2)
Income/Losses before income taxes and equity in earnings/losses	6.2	-0.8	5.4	8.8	-2.1	6.7	-158.8	-6.4	-165.2	26.5	(+185.3)
Income/Losses before equity in earnings	5.3	-6.9	-1.6	-3.6	1.8	-1.8	-98.0	0.5	-97.5	11.3	(+109.3)
Equity in earnings/losses - net	-2.0	5.7	3.7	9.7	7.2	16.9	-9.0	-9.9	-18.9	6.5	(+15.5)
Net income/loss	**3.3**	**-1.2**	2.1	**6.1**	**8.9**	15.0	**-107.0**	-9.4	**-116.4**	**17.8**	**(+124.8)**

Marubeni CORPORATION

2. Consolidated Income for 1st Half FY02

(billions of yen)	FY02 1st Half	FY01 1st Half	(Variance)	FY02 Pros. at May 02	FY01 Results	(Variance)
Gross trading profit	214.6	224.4	(-9.8)	450.0	438.0	(+12.0)
SGA expenses	-169.1	-198.9	(+29.8)	-355.0	-390.8	(+35.8)
Adjusted operating profit (excluding restructuring costs)	45.4	25.5	(+19.9)	95.0	47.2	(+47.8)
Dividends received	3.6	4.4	(-0.8)	5.0	7.5	(-2.5)
Equity in earnings (excluding restructuring costs)	6.5	-1.0	(+7.5)	11.0	1.4	(+9.6)
Core earnings	**55.5**	**28.9**	**(+26.6)**	**111.0**	**56.1**	**(+54.9)**
Interest expense-net	-11.4	-15.1	(+3.7)	-34.0	-29.5	(-4.5)
Total	**44.1**	**13.8**	**(+30.3)**	**77.0**	**26.6**	**(+50.4)**
Net income	**17.8**	**-107.0**	**(+124.8)**	**30.0**	**-116.4**	**(+146.4)**
Total assets	4,401.2	5,255.2	(-854.0)	4,400.0	4,805.7	(-405.7)
Net interest-bearing debt	2,512.7	3,120.3	(-607.6)	2,500.0	2,712.9	(-212.9)
Shareholders' equity	257.9	270.7	(-12.8)	290.0	263.9	(+26.1)
Net D/E ratio	9.7times	11.5times		8.6times	10.3times	

3. Gross Trading Profit and SGA Expenses for 1st Half FY99-1st Half FY02


Gross trading profit
(billions of yen)
SGA expenses
(billions of yen)
(@ction 21)
(@ction 21 "A" PLAN)
Gross trading profit
Adjusted operating profit
(excluding restructuring costs)
SGA expenses
(excluding provision
for doubtful accounts)
250
230
210
190
170
150
-250
-230
-210
-190
-170
-150
241
234
242
238
224
214
215
-202
-196
-199
-199
-199
-192
-169
¥39 bn
¥38 bn
¥43 bn
¥39 bn
¥26 bn
¥22 bn
¥45 bn
FY99 1st Half
2nd Half
FY00 1st Half
2nd Half
FY01 1st Half
2nd Half
FY02 1st Half

4. Core Earnings for 1st Half FY99-1st Half FY02

Marubeni CORPORATION

(billions of yen)	FY99 1st Half	2nd Half	FY00 1st Half	2nd Half	FY01 1st Half	2nd Half	FY02 1st Half
Adjusted operating profit (excluding restructuring costs)	39	38	43	39	26	22	45
Dividend received	3	2	3	5	4	3	4
Equity in earnings (excluding restructuring costs)	-2	6	10	7	-1	2	7
Core earnings	**40**	**46**	**56**	**51**	**29**	**27**	**56**
Interest expense-net	-17	-15	-15	-15	-15	-14	-11
Total	**23**	**30**	**41**	**36**	**14**	**13**	**44**



Core earnings
(billions of yen)
Interest expense-net
(billions of yen)
Core earnings
Interest expense-net
(@ction 21)
(@ction21 "A" PLAN)
40
46
56
51
29
27
56
23
30
41
36
14
13
44
-17
-15
-15
-15
-15
-14
-11
60
50
40
30
20
10
0
-60
-50
-40
-30
-20
-10
0
FY99 1st Half
2nd Half
FY00 1st Half
2nd Half
FY01 1st Half
2nd Half
FY02 1st Half

(Note) ·Core earnings = Adjusted operating profit (excluding restructuring costs) + Dividends received ± Equity in earnings (excluding restructuring costs)
·Interest expense-net = Interest income − Interest expense

5. Gross Trading Profit and Net Profit by Operating Segment

Marubeni CORPORATION


billions of yen
□ Gross Trading Profit
▨ Net Profit
Left: FY01 1st Half
Middle: FY02 1st Half
Right: FY02 Yearly Prospects (announced in May 2002)
90
80
70
60
50
40
30
20
10
0
-10
-20
-30
-40
17
16
46
-18
-3
-5
8
5
14
4
4
5
6
6
14
2
-23
-2
25
27
54
3
3
-6
16
17
31
4
5
6
8
7
15
1
3
-2
15
16
31
1
4
4
19
21
42
3
3
5
29
29
60
4
8
-8
15
12
26
1
1
2
12
14
35
-1
-23
-3
3
4
8
2
-1
3
46
44
83
6
3
-10
IT Business
Utility & Infrastructure
Plant & Ship
Transportation & Industrial Machinery
Energy
Metals & Mineral Resources
Chemicals
Forest Products & General Merchandise
Agri-Marine Products
Textile
Development & Construction
Finance & Logistics Business
Overseas Corporate Subsidiaries & Branches

6. Core Earnings and Total Assets by Operating Segment

Marubeni CORPORATION

Core Earnings (billions of yen)



FY01 1st Half
FY02 1st Half
FY02 Prospects (at May 2002)
25
15
5
-5
-15
-25
IT Business
-10
-4
-1
Utility & Infrastructure
5
3
5
Plant & Ship
-4
3
-1
Transportation & Industrial Machinery
3
5
11
Energy
8
9
14
Metals & Mineral Resources
4
3
7
Chemicals
4
5
9
Forest Products & General Merchandise
3
7
12
Agri-Marine Products
5
8
18
Textile
3
2
6
Development & Construction
0
3
12
Finance & Logistics Business
-1
0
0
Overseas Corporate Subsidiaries & Branches
5
12
15

Total Assets (billions of yen)



FY01 1st Half
FY02 1st Half
FY02 Prospects (at May 2002)
800
600
400
200
0
IT Business
289
271
208
Utility & Infrastructure
208
210
221
Plant & Ship
499
403
399
Transportation & Industrial Machinery
329
295
277
Energy
332
324
368
Metals & Mineral Resources
184
165
185
Chemicals
175
174
162
Forest Products & General Merchandise
356
310
336
Agri-Marine Products
355
343
343
Textile
171
135
165
Development & Construction
402
403
378
Finance & Logistics Business
439
257
224
Overseas Corporate Subsidiaries & Branches
751
578
526

7. Consolidated Cash Flows

Marubeni CORPORATION

(billions of yen)	FY00 Yearly	FY01 Yearly	FY02 1st Half	Major factors during 1st Half FY02
Operating activities				
Net income(losses)	15	-116	18	
Adjustments to reconcile net income (losses) to net cash provided by operating activities:				
Depreciation and amortization	70	71	37	
Provision for doubtful accounts	38	44	6	
Other	-26	72	-2	
Sub total	82	187	41	
Changes in assets and liabilities concerening operating activities:	69	124	1	
(Prepaid benefit cost, included)	(-85)	(-9)	(1)	
Other	13	4	6	
Net cash provided by operating activities	179	199	66	
Investing activities				
Purchase and sales/redemptions of securities and other investments -net	150	66	24	Redemption and sales of financial investment securities etc.
Purchase and sales of property and equipment and property leased to others -net	-30	-57	-10	Purchase of overaseas leasing assets, sales of Osaka Head Office building and Nagoya Office building etc.
Collection of loans receivable -net	92	56	67	Collection and sales of loans receivable by *Plant & Ship* etc.
Other	-25	10	-0	
Net cash provided by investing activities	188	75	81	
Free cash flows	367	273	146	
Financing activities				
Increase and decrease in interest-bearing debt -net	-457	-153	-203	
Other	0	3	1	
Net cash used in financing activities	-456	-150	-203	
Effect of exchange rate changes on cash and cash equivalents	13	14	-14	
Net increase(decrease) in cash and cash equivalents	-76	137	-70	

(billions of yen)

Decrease in gross inerest-bearing debt on the balance sheets	-271
Decrease in gross interest-bearing debt in cash flow	-203
Difference	-68
(Breakdown of the difference)	
Decrease due to the exchange rate	-60
Increase with the adoption of FASB133	4
Decrease due to exclusion of previously consolidated firms	-12

8. Total Assets and Net Interest-bearing Debt

(trillions of yen)	Mar.2000	Mar.2001	Mar.2002	Sep.2002	Change from Mar.2002	Mar.2003 Pros. at May 2002
Current Assets	3.2	2.8	2.5	2.2	-0.3	
Investments/Fixed Assets	2.4	2.5	2.3	2.2	-0.1	
Total Assets	5.6	5.3	4.8	4.4	-0.4	4.4
Short-term loans(*)	1.5	1.3	1.2	1.1	-0.1	
Long-term interest bearing debt	2.3	2.1	1.9	1.8	-0.2	
Net interest-bearing debt	3.3	3.1	2.7	2.5	-0.2	2.5
Shareholders' equity (billions of yen)	324	342	264	258	-6	290
Net D/E ratio (times)	10.3	9.0	10.3	9.7		8.6

* including current portion of long-term debt

Consolidated Total Assets (as of Mar. 02)


Other fixed assets
386 (8.1%)
Cash and cash equivalents,
and time deposits 472 (9.8%)
Marketable securities
64 (1.3%)
Notes and accounts
receivable - trade,
and Inventories
1,689 (35.1%)
Fixed assets
including leased to
others
762 (15.9%)
¥4,806
billion
Affiliated companies
284 (5.9%)
Long-term receivables(inclu
Allowance for doubtful accou
332 (6.9%)
Investment secur
554 (11.5%)
Other current assets
263 (5.5%)

Consolidated Total Assets (as of Sep. 02)


Other fixed assets
367 (8.3%)
Cash and cash equivalents,
and time deposits 401 (9.1%)
Marketable securities
41 (0.9%)
Fixed assets including
leased to others
719 (16.3%)
¥4,401
billion
Notes and accounts
receivable - trade,
and Inventories
1,481 (33.7/%)
Affiliated companies
332 (7.5%)
Long-term receivables(includin
Allowance for doubtful accounts)
293 (6.8%)
Investment securities
491 (11.1%)
Other current assets
278 (6.3%)

9. Shareholders' Equity

Marubeni CORPORATION

(billions of yen)	Mar. 2000	Mar. 2001	Mar. 2002	Sep. 2002	Change from Mar. 2002
Shareholders' Equity	324	342	264	258	-6
ROE	**0.6%**	**4.5%**	**-**	**13.6%**	



(billions of yen)
400
300
200
100
0
Net D/E Ratio
10.3 times
9.0 times
10.3 times
9.7 times
10times
8times
6times
324
342
264
258
Shareholders' equity
Mar 00
Mar 01
Mar 02
Sep 02

<Breakdown of Shareholders' Equity at Sep.02>

(billions of yen)		Change from Mar. 2002
Common stock and additional paid in capital	281.8	(-129.2)
Retained earnings	52.3	(+147.0)
Net unrealized losses on investment securities	2.0	(+1.6)
Currency translation adjustments	-75.1	(-23.3)
Minimum pension liability adjustment	-0.2	(±0)
Net unrealized losses on derivatives	-2.8	(-2.1)
Treasury stocks	-1.0	(-)
Total shareholders' equity	257.9	(-6.0)

Marubeni CORPORATION

10. Interest Coverage Ratio

(billions of yen)	FY00 1st Half	2nd Half	FY01 1st Half	2nd Half	FY02 1st Half
Adjusted operating profit	43	39	26	22	45
Interest income	40	36	29	17	14
Dividends	3	5	4	3	4
Depreciation and amortization	36	34	38	33	37
Total EBITDA (a)	**121**	**113**	**97**	**75**	**100**
Interest expense (b)	-54	-51	-44	-31	-26
Interest coverage (a)/(b)	**224%**	**223%**	**219%**	**241%**	**389%**


(billions of yen)
Interest Coverage(%)
140
120
100
80
60
40
20
0
224%
223%
219%
241%
389%
121
113
97
75
100
EBITDA
-54
-51
-44
-31
-26
Interest expense
FY00 1st Half
2nd Half
FY01 1st Half
2nd Half
FY02 1st Half

11. Number and Consolidated Profits & Losses of Group Firms

Marubeni CORPORATION



FY99 1st Half
2nd Half
FY00 1st Half
2nd Half
FY01 1st Half
2nd Half
FY02 1st Half
Consolidated profit/loss (billions of yen)
Number of firms
(@ction 21)
(@ction21 "A "PLAN)
70
60
50
40
30
20
10
0
-10
-20
-30
-40
-50
-60
-70
500firms
400firms
300firms
200firms
100firms
0firms
26.1
6.4
-19.7
21.6
2.5
-19.1
32.8
14.1
-18.7
33.5
17.6
-15.9
27.7
-38.5
-66.2
23.3
-18.0
-41.3
39.3
21.9
-17.4
442firms
476firms
441firms
480firms
403firms
391firms
385firms
247firms
170firms
195firms
118firms
180firms
124firms
115firms

	FY99 1st Half	2nd Half	FY00 1st Half	2nd Half	FY01 1st Half	2nd Half	FY02 1st Half
<Total number of consolidated group firms>	689	646	636	598	583	515	500
<Loss-making firm ratio>	35.8%	26.3%	30.7%	19.7%	30.9%	24.1%	23.0%

Surplus amount / Deficit amount / Net consolidated profit / —◆— Profit-making Firms / —■— Profit-making Firms

12. Major Profit-making & Loss-making Firms

Consolidated profit / loss (billions of yen)		FY01 1st Half	FY01 2nd Half	FY01 Yearly	FY02 1st Half	FY02 Pros. (announced in May)
<Major Profit-making firms>						
･Subsidiaries	MIECO (100%)	0.8	0.8	1.6	1.1	1.2
	M.Oil And Gas (UK) (100%)	0.9	0.2	1.1	1.1	1.2
	M. Aluminium Australia (100%)	1.4	1.4	2.8	1.0	1.7
･Affiliated companies	Uni-Mar Energi (33.3%)	4.1	3.4	7.5	3.1	5.4
	Compania de Nitrogeno (35%)	-0.8	1.1	0.3	2.0	0.6
	Marubeni-Itochu Steel Inc. (50%)	-	1.0	1.0	1.9	2.9
<Major Loss-making firms>						
･Subsidiaries	Vectant Group (100%) *	-7.1	-8.9	-16.0	-3.7	-4.4
	Marubeni Construction Co., Ltd. (100%) *	-0.5	-1.2	-1.7	-0.7	-0.8
	Birkby's Plastics (100%)	-0.5	-0.7	-1.2	-0.7	0.0
･Affiliated companies	Asano Engineering Co., Ltd. (47.5%)	-1.1	0.0	-1.1	-0.9	-0.4
	Sumatra Pulp Corporation (49.9%)	-0.8	-0.9	-1.7	-0.8	-1.2
	Japan Cablenet Holdings Ltd. (23%)	-0.2	-0.3	-0.5	-0.3	-0.5
<Reference>	PT Chandra Asri (24.6%) *	-2.5	-3.0	-5.5	0.2	-0.9

(*)excluding restructuring costs

13. <Reference> Non-consolidated Financial Results for 1st Half FY02

(billions of yen)	FY01 1st Half	2nd Half	FY01 Yearly	FY02 1st Half	FY02 Pros.
<Business Results>					
Total volume of trading transactions	3,571.5	3,717.9	7,289.4	3,375.6	6,700.0
Gross trading profit	61.9	59.5	121.4	57.2	-
Operating profit	1.0	0.0	1.0	10.8	-
Ordinary profit	11.3	12.1	23.4	8.9	20.0
Net income(loss)	-167.1	-2.4	-169.5	6.4	10.0
<Balance Sheets>					
	Sep. 01		**Mar. 02**	**Sep. 02**	
Total assets	2,970.1		2,790.1	2,673.9	
Shareholders' equity	261.6		251.7	257.6	
Interest-bearing debt	1,995.4		1,875.1	1,780.6	
(Net interest-bearing debt)	1,777.7		1,675.8	1,567.4	
Net D/E ratio (times)	6.8		6.7	6.1	